LONMIN Plc
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100
www.lonmin.com

04045445

LONMIN

4 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

RECEIVED OCT 06 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 208

Dear Sirs,

SUPPL

Rule No 12G3-2 Exemption, Registration No 82,191
Lonmin Plc (formerly known as Lonrho Plc)

In accordance with Rule 12G 3-2 (a) (2) (b) (1) (A) (i) (ii) (iii) I enclose hereto:

1 A copy of a circular letter to shareholders concerning and increase in the ownership of Lonplats and the funding of equity in Incwala Resources Pty.
2 A news release concerning the voting at an EGM of the Company to approve the transaction in (i) above)
3 A news release concerning the completion of the transaction in (i) above
4 A news release concerning the death of Sir Alastair Morton, a non-executive director.

Yours faithfully

pp AJEdwards

PROCESSED OCT 08 2004 THOMSON FINANCIAL

Teresa Heritage

Result of the Extraordinary General Meeting

Lonmin Plc ("Lonmin") announces that at the Extraordinary General Meeting, held earlier today, the ordinary resolution to approve the transaction described in the circular to shareholders dated 13 September 2004, including the acquisition by Lonmin of a further 9.1% of the shares in each of Western Platinum Limited and Eastern Platinum Limited from Gazelle Platinum Limited (a wholly-owned subsidiary of Impala Platinum Holdings Limited) and the proposed financing of equity participation in Incwala Resources (Proprietary) Limited by Historically Disadvantaged South Africans, was duly passed by shareholders voting on a poll. 101,495,398 votes (99.99%) were cast in favour of the resolution, 11,805 votes (0.01%) against.

The transaction is expected to complete on 30 September 2004.

For further details please contact:

John Robinson, Finance Director	Lonmin Plc	+44 (0)20 7201 6034
Anthony Cardew/Olivia Gallimore	Cardew Chancery	+44 (0)20 7930 0777

Lonmin increases Lonplats stake and funds Incwala equity participation

Lonmin Plc ("Lonmin") announces the completion of its acquisition of an additional 9.1% of the shares in each of Western Platinum Limited and Eastern Platinum Limited (together "Lonplats") and the financing of equity participation in Incwala Resources (Proprietary) Limited ("Incwala"). The shares in Lonplats were acquired from Gazelle Platinum Limited (a wholly-owned subsidiary of Impala Platinum Holdings Limited ("Implats").

Sir John Craven, Chairman commented: "This is a breakthrough for Lonmin. The Principals' Agreement, which previously gave Implats the right, upon a change of control of Lonmin, to purchase additional equity in Lonplats which would have given it control of Lonplats, has now been formally terminated. The termination of the Principals' Agreement is expected to have an important and beneficial impact on our competitive position and enhance shareholder value."

Lonmin's Chief Executive, Brad Mills, said: "We have taken an initiative which will enable us to make a positive contribution to the reform of the South African mining industry through the creation of Incwala which will provide us with a strategic partnership with a well capitalised black economic empowerment investment company. At the same time we have enhanced our prospects of converting our existing mining and prospecting licences into new mining and prospecting licences."

For further details please contact:

John Robinson, Finance Director,Lonmin Plc +44 (0)20 7201 6034
Anthony Cardew/Olivia Gallimore, Cardew Chancery +44 (0)20 7930 0777



Sir Alastair Morton
1938 - 2004

Lonmin is saddened to announce that Sir Alastair Morton, one of its non-executive directors, passed away on the night of Wednesday 1 September 2004.

Sir Alastair joined the board of the company in March 1998 and chaired the audit committee until the end of the last financial year.

We shall miss his wise counsel and thoughtful contributions to our business and our thoughts go out to his widow and family

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Lonmin, please send this document and the Form of Proxy to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.


LONMIN

Lonmin Plc

JSE Code: LON ISIN:GB0031192486

Proposed acquisition of a further 9.1 per cent. of each of Western Platinum Limited and Eastern Platinum Limited from Gazelle Platinum Limited and proposed financing of equity participation in Incwala Resources (Proprietary) Limited by Historically Disadvantaged South Africans

Notice of Extraordinary General Meeting

Your attention is drawn to the letter of recommendation from the Chairman of Lonmin which is set out on pages 3 to 7 of this document.

Notice of an Extraordinary General Meeting of Lonmin to be held at 10:00 a.m. on Wednesday 29th September, 2004 at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ is set out on pages 51 to 53 of this document. A Form of Proxy for use at the Extraordinary General Meeting is enclosed with this document. To be valid, the Form of Proxy should be completed and signed in accordance with the instructions printed on it, and returned as follows:

Shareholders on the UK Register

The Form of Proxy should be sent, either electronically or by post to Lonmin's UK Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6BN, United Kingdom as soon as possible but in any event so as to be received no later than 10:00 a.m. (London time) on Monday 27th September, 2004.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should refer to the explanatory notes to the Notice of Extraordinary General Meeting.

Certificated Shareholders and Own Name Dematerialised Shareholders on the SA Register

The Form of Proxy should be sent by post to Lonmin's SA Registrars, Computershare Investor Services 2004 (Pty) Ltd at P.O. Box 61051, Marshalltown 2107, South Africa as soon as possible but in any event so as to be received no later than 11:00 a.m. (Johannesburg time) on Monday 27th September, 2004.

Other Dematerialised Shareholders on the SA Register

Other Dematerialised Shareholders who are not Own Name Dematerialised Shareholders on the SA Register must **not** complete or return the Form of Proxy but should instead contact their CSDP or broker and furnish it with instructions as to how they wish their vote to be cast at the Extraordinary General Meeting and, thereafter, to cast their vote in accordance with such instructions. Unless such Dematerialised Shareholder provides its CSDP or broker with different voting instructions, the CSDP or broker will be obliged to vote in accordance with the mandate contained in the custody agreement concluded between such Dematerialised Shareholder and its CSDP or broker. Voting instructions must reach the CSDP or broker in sufficient time to allow the CSDP or broker to advise the SA Registrars of this instruction. It is recommended that any such Dematerialised Shareholders contact their CSDP or broker to ascertain its deadline for receiving voting instructions. If any such Dematerialised Shareholders wish to attend the Extraordinary General Meeting in person, they must request a letter of representation from their CSDP or broker.

General

The completion and return of a Form of Proxy, or appointment of a proxy electronically, will not preclude a Shareholder from attending the Extraordinary General Meeting and voting in person should a Shareholder wish to do so.

Morgan Stanley & Co. Limited is acting exclusively for Lonmin and no one else in connection with the Proposal and will not be responsible to any person other than Lonmin for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in relation to the Proposal or any other matter described in this document.

Cazenove & Co. Ltd is acting exclusively for Lonmin and no one else in connection with the Proposal and will not be responsible to any person other than Lonmin for providing the protections afforded to clients of Cazenove & Co. Ltd or for providing advice in relation to the Proposal or any other matter described in this document.

CONTENTS

The definitions set out in Part 7 of this document apply unless the context requires otherwise.

EXPECTED TIMETABLE OF EVENTS

Latest time and date for receipt of Forms of Proxy from Shareholders on the UK Register	*10:00 a.m. (London time) on Monday 27th September, 2004*
Latest time and date for receipt of Forms of Proxy from Shareholders on the SA Register	*11:00 a.m. (Johannesburg time) on Monday 27th September, 2004*
Extraordinary General Meeting	*10:00 a.m. (London time) on Wednesday 29th September, 2004*
Announcement of results of Extraordinary General Meeting	*Wednesday 29th September, 2004*
Expected date of Completion, subject to prior fulfilment (or, where applicable, waiver) of all conditions to which the Proposal is subject	*Thursday 30th September, 2004*

Letter from the Chairman

Lonmin Plc

(Registered in England No. 103002)

LONMIN

Directors
Sir John Craven
Ian Farmer
Peter Godsoe
Michael Hartnall
Peter Ledger
Brad Mills
Roger Phillimore
John Robinson

Registered and Head Office
4 Grosvenor Place
London SW1X 7YL

13th September, 2004

Dear Shareholder

Proposed acquisition of a further 9.1 per cent. of each of Western Platinum Limited and Eastern Platinum Limited from Gazelle Platinum Limited and proposed financing of equity participation in Incwala Resources (Proprietary) Limited by Historically Disadvantaged South Africans

Introduction

As first announced on 18th September, 2003, Lonmin is proposing to undertake a series of inter-conditional transactions (referred to collectively in this document as the **Proposal**) which will result in Gazelle, a wholly-owned subsidiary of Implats, one of Lonmin's main competitors in the platinum group metals sector, disposing of its entire 27.1 per cent. shareholding in each of Lonmin's operating subsidiaries, WPL and EPL (together referred to as **Lonplats**). Lonmin, through its wholly-owned subsidiary, LSA UK, currently holds the balance of 72.9 per cent. of the shares in Lonplats. The Proposal will result in Lonmin, through LSA UK, increasing its shareholding in each of WPL and EPL by 9.1 per cent. The other 18.0 per cent. of Gazelle's shareholding will ultimately be acquired by Incwala Platinum, a wholly-owned subsidiary of Incwala Resources.

On 6th September, 2004 it was announced that Lonmin, Implats and others had signed legally binding documentation to implement the Proposal. As explained later in this letter, the Proposal includes a number of related party transactions under the Listing Rules and, as such, requires Shareholder approval. The purpose of this document is to provide you with details of the Proposal, to explain why your Directors consider the Proposal (which includes the Related Party Transactions) to be in the best interests of the Shareholders as a whole, and accordingly why they believe that you should vote in favour of the Resolution to be proposed at the Extraordinary General Meeting.

Incwala Resources is a South African registered company specifically incorporated for the purposes of enabling broad-based equity participation by Historically Disadvantaged South Africans (**HDSAs**) in Lonplats. Under the Proposal, consortia controlled by HDSAs, being persons disadvantaged in law by unfair discrimination on the basis of race or skin colour before the Constitution of South Africa, 1993 came into operation, will subscribe for 52.88 per cent. of the ordinary shares in Incwala Resources. Lonmin, via LSA UK, and the Industrial Development Corporation of South Africa Limited (**IDC**), a public company controlled by the South African state, will each subscribe for 23.56 per cent. of the ordinary shares in Incwala Resources.

Incwala Resources was incorporated on 2nd July, 2003, has its head office in Sandton, South Africa and after Completion will, directly or indirectly, have in excess of 50,000 stakeholders, mostly private individuals, the overwhelming majority of whom will be HDSAs. The vision of Incwala Resources is to become a flagship for black economic empowerment in the South African mining industry, enabling broad-based participation by HDSAs in the mineral wealth of South Africa. It is intended that, in due course, Incwala Resources will seek a listing on the JSE Securities Exchange.

The Lonmin Group, the Implats Group and a syndicate of banks will provide funding through a combination of debt financing of, and subscribing for preference shares in, certain HDSA-controlled companies or entities involved in the Proposal, and in Incwala Platinum, to enable the relevant HDSA entities (comprising Vantage Inc., Dema Inc., Andisa Inc., Bapo Inc., SAWIMIH and the LEM Trust) to subscribe for ordinary shares in Incwala Resources and to enable Incwala Platinum to fund the acquisition of 18.0 per cent. of the shares in Lonplats. Further details of the HDSA-controlled companies or entities who will subscribe for ordinary shares in Incwala Resources are set out on pages 8 and 9 in Part 2 of this document.

The transactions comprised in the Proposal will, in addition to allowing Lonmin to increase its shareholding in each of WPL and EPL (thus providing it with greater control over each of WPL and EPL), assist Lonplats and Implats in meeting their respective HDSA ownership targets under South Africa's Mining and Empowerment Legislation, and formally remove Implats' rights in respect of WPL and EPL (including its ability to influence the business and financial strategy of each of WPL and EPL). Further explanation of the Mining and Empowerment Legislation is set out in Part 4 of this document.

At the date of this document, each of WPL and EPL has made significant progress towards meeting its obligations in all areas specified by the Charter and the Charter Scorecard. Each of WPL and EPL is confident that the Proposal will contribute materially to its performance in terms of the Charter Scorecard.

Background to and reasons for the Proposal

Lonmin has been discussing with Implats the rationalisation of the shareholding structure and associated shareholder arrangements relating to Lonplats for many years. Lonmin is also committed to fulfilling the objectives of, and complying with the requirements for obtaining new mining and prospecting licences under, the Mining and Empowerment Legislation in relation to Lonplats' existing South African operations.

The Directors believe that the Proposal represents the best solution for Lonmin to increase its shareholding in Lonplats, formally terminate the existing shareholder arrangements relating to Lonplats and introduce broad-based equity participation in Lonplats by HDSAs so as to assist Lonmin in complying with the Mining and Empowerment Legislation, thus enhancing its prospects of converting existing mining and prospecting licences into new mining and prospecting licences for Lonplats' existing South African operations.

The Proposal

Figures 1 and 2 on page 56 of this document show the ownership structure of Lonplats before and immediately after the Proposal, if implemented, becomes effective.

The Proposal, further details of which are set out in Part 2 of this document, consists of a series of inter-conditional transactions under which:

(a) Lonmin, through LSA UK, will purchase from Gazelle, an 18.1 per cent. shareholding in each of WPL and EPL for US$522.7 million in cash. LSA UK will then on-sell to Incwala Platinum a 9.0 per cent. shareholding in each of WPL and EPL for the ZAR Equivalent of US$240.1 million in cash;

(b) Gazelle will sell to Vantage Inc., Dema Inc., Andisa Inc. and Bapo Inc. (together, the **HDSA Investors**) its remaining 9.0 per cent. shareholding in each of WPL and EPL for the ZAR Equivalent of US$240.1 million in cash, which the HDSA Investors will on-sell to Incwala Platinum for the ZAR Equivalent of US$240.1 million in cash;

(c) the HDSA Investors will fund their purchase of 9.0 per cent. of each of WPL and EPL from Gazelle as follows:

  (i) Lonmin will provide loans to Vantage Inc., Dema Inc. and Andisa Inc. in an aggregate amount of the ZAR Equivalent of US$23.4 million;

  (ii) Lonmin will also provide a loan to Bapo Inc. in an amount of the ZAR Equivalent of US$5.4 million;

  (iii) Implats (through its wholly-owned subsidiary Impala) will provide loans to the HDSA Investors (except Bapo Inc.) in an aggregate amount of the ZAR Equivalent of US$95.0 million;

  (iv) KWJ (a wholly-owned subsidiary of Investec Bank Limited) and Standard Bank (together, the **HDSA Financiers**) will subscribe for preference shares in the HDSA Investors (except Bapo Inc.) in an aggregate amount of the ZAR Equivalent of US$59.3 million;

  (v) Gazelle will provide bridge loans to the HDSA Investors (except Bapo Inc.) in an aggregate amount of the ZAR Equivalent of US$57.0 million; and

  (vi) the IDC will provide a loan to Bapo Inc. in an amount of the ZAR Equivalent of US$5.0 million;

(d) Lonmin will indemnify Impala in relation to the non-payment by the HDSA Investors (except Bapo Inc.) of principal amounts due under their financing arrangements with Impala. Lonmin's maximum liability under this indemnity will be the ZAR Equivalent of US$95.0 million. Each HDSA Investor (except Bapo Inc.) will counter-indemnify Lonmin in relation to any liability incurred by Lonmin in respect of that HDSA Investor under its indemnity to Impala;

(e) LSA UK, the IDC, the HDSA Investors, SAWIMIH and the LEM Trust (SAWIMIH and the LEM Trust together, the **Seed Capital Investors**) will each subscribe for ordinary shares in Incwala Resources in amounts of the ZAR Equivalent of US$90.3 million, US$81.7 million, US$188.1 million and US$5.0 million, respectively. Lonmin will provide loans to the Seed Capital Investors in an aggregate amount of the ZAR Equivalent of US$5.0 million to enable the Seed Capital Investors to subscribe for ordinary shares in Incwala Resources;

(f) Incwala Platinum will fund its purchase of a total 18.0 per cent. shareholding in each of WPL and EPL by borrowing from Incwala Resources the ZAR Equivalent of US$356.6 million and raising an aggregate amount of the ZAR Equivalent of US$125.0 million by issuing an equal amount of redeemable preference shares to each of Depfin (a wholly-owned subsidiary of Nedbank Limited), Standard Bank, Standard Chartered Bank and United (a wholly-owned subsidiary of Absa Bank Limited), (together, the **Preference Shareholders**); and

(g) the Principals' Agreement, which has governed the relationship between Lonmin, Implats and their respective subsidiaries as shareholders in each of WPL and EPL, will be formally terminated by mutual agreement. LSA UK, Incwala Platinum, WPL and EPL will enter into the Lonplats Shareholders' Agreement to govern the relationship between LSA UK and Incwala Platinum in relation to WPL and EPL with effect from Completion.

The Proposal involves a number of related party transactions for the purposes of the Listing Rules and, accordingly, its implementation is conditional on, *inter alia*, the approval of Shareholders. The other main conditions to which the Proposal is subject are set out in the Completion Agreement, the principal terms of which are summarised in paragraph 1 of Part 3 of this document. Subject to the fulfilment (or, where applicable, waiver) of these conditions, it is expected that the transactions comprised in the Proposal will be completed by 30th September, 2004.

Financial impact of the Proposal

Lonmin's total net cash investment (including transaction costs) in acquiring an additional (net) 9.1 per cent. of Lonplats and financing the equity participation by LSA UK, the HDSA Investors and the Seed Capital Investors in Incwala Resources will amount to approximately US$432.7 million, a breakdown of which is set out on page 11 of this document. This will be funded from the existing cash resources and credit facilities of the Group. The board of Directors of Lonmin believe that, if the Proposal is implemented, the Group will be able to maintain both the ongoing capital expenditure commitments of Lonplats and the existing dividend policy of Lonmin from the existing cash resources and credit facilities of the Group.

Before any additional amortisation arising out of the transactions comprised in the Proposal, the Proposal is expected to be neutral for Lonmin in terms of earnings in 2004 and cashflow neutral in 2005. From Completion, Incwala Resources will initially be accounted for by Lonmin as an associate on the basis of Lonmin's initial 23.56 per cent. shareholding in Incwala Resources.

Benefits of the Proposal

There will be clear strategic benefits to Lonmin and the Group as a whole resulting from the Proposal. Through the Proposal, Lonmin will:

- formally be released from the Principals' Agreement which, for the reasons outlined below, has important strategic benefits;
- take a significant step towards introducing broad-based equity participation in Lonplats by HDSAs thus enhancing its prospects of converting existing mining and prospecting licences into new mining and prospecting licenses for Lonplats' existing South African operations;
- increase its shareholding in Lonplats, which is important as it will provide Lonmin with greater control over Lonplats and increased headroom if it is required to sell down its shareholding in Lonplats in the future in order to satisfy the HDSA ownership targets under the Mining and Empowerment Legislation; and

- take an initiative which will allow it to make a positive contribution to the reform of the South African mining industry and at the same time establish a strategic partnership with a well capitalised black economic empowerment investment company.

The Proposal will result in Lonmin and Implats formally terminating the Principals' Agreement, which has governed the relationship between Lonmin, Implats and their respective subsidiaries as shareholders in Lonplats. In particular, the restrictive elements of the Principals' Agreement will formally come to an end, including the Implats Group's right, upon a change of control of Lonmin, to purchase such of LSA UK's shareholding in each of WPL and EPL so as to give Implats control of greater than 50.0 per cent. of the shares in WPL and EPL. The rights of pre-emption granted to Gazelle, Implats' wholly-owned subsidiary, on any transfer of Lonplats shares will also come to an end. If the Proposal is implemented, Implats, a competitor of Lonmin, will formally cease to be directly able to influence the business and financial strategy of Lonplats.

Related Party Transactions

Lonmin is subject to the Listing Rules. Implats' 27.1 per cent. shareholding in each of WPL and EPL means that Implats, Impala and Gazelle are related parties of Lonmin for the purposes of the Listing Rules. Therefore, certain elements of the Proposal involving Lonmin (or any of its subsidiary undertakings) and Implats (or any of its subsidiary undertakings) constitute related party transactions for Lonmin under the Listing Rules. For this reason, the Proposal is conditional, *inter alia*, upon the approval of shareholders.

The Related Party Transactions comprise:

(a) the purchase by LSA UK from Gazelle of an 18.1 per cent. shareholding in each of WPL and EPL for the ZAR Equivalent of US$522.7 million in cash (of which 9.0 per cent. will be on-sold to Incwala Platinum);

(b) the provision by Lonmin of seven year loans on preferential terms to the HDSA Investors (except Bapo Inc.) of a total amount of the ZAR Equivalent of US$23.4 million pursuant to the Lonmin Vendor Financing Agreements (as Impala, a "related party" of Lonmin, is also providing loans to the HDSA Investors (except Bapo Inc.));

(c) the provision by Lonmin to Impala of an indemnity up to a maximum amount of the ZAR Equivalent of US$95.0 million pursuant to the Vendor Financing Indemnity;

(d) the arrangements agreed between Lonmin, Impala, the HDSA Financiers and the relevant HDSA Parents, pursuant to the Intercreditor Agreements, relating to the ranking of all claims and security of Lonmin, Impala and the HDSA Financiers against the HDSA Investors (except Bapo Inc.); and

(e) the arrangements agreed between Lonmin, Implats, the LEM Trust and, as applicable, the HDSA Investors, the HDSA Parents, Incwala Resources and Incwala Platinum pursuant to the Relationship Agreements, regulating the commitment of the relevant HDSA Investors, HDSA Parents, Incwala Resources and Incwala Platinum to maintain the necessary black economic empowerment profile to qualify as an HDSA-controlled company or entity.

Shareholder approval of the Related Party Transactions will be sought at the Extraordinary General Meeting and the implementation of the Proposal is conditional, *inter alia*, upon this approval being obtained.

Implats, Impala and Gazelle do not hold any Shares and consequently will not be voting on the Resolution. Each of Implats, Impala and Gazelle has also undertaken to take all reasonable steps to ensure that its associates will abstain from voting on the Resolution.

Extraordinary General Meeting

A notice convening an Extraordinary General Meeting to consider and, if thought fit, pass the Resolution to approve the Related Party Transactions, is set out on pages 51 to 53 of this document. The Resolution to be proposed at the Extraordinary General Meeting is set out in the notice. The Extraordinary General Meeting will be held at 10:00 a.m. on 29th September, 2004 at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ. A map showing the location of Allen & Overy LLP's offices is printed on the reverse of the attendance card which accompanies the Form of Proxy.

The Resolution is to be proposed as an ordinary resolution, which requires more than 50.0 per cent. of the Shareholders present and voting (either in person or by proxy) at the Extraordinary General Meeting to vote in favour of the Resolution. The consideration and, if appropriate, adoption of the Resolution at the Extraordinary

General Meeting is important. The Directors propose to put the Resolution to Shareholders by way of a poll vote rather than a show of hands as they believe that a poll is more democratic as it allows the votes of all Shareholders to be counted, including those cast by proxy. Electronic voting should enable results to be obtained quickly and efficiently.

The Proposal can only be implemented if the Resolution is passed at the Extraordinary General Meeting. It is therefore important for you to vote either in person at the Extraordinary General Meeting or by proxy by completing, signing and returning the Form of Proxy. Other Dematerialised Shareholders who are not Own Name Dematerialised Shareholders on the SA Register must not complete or return the Form of Proxy but should instead contact their CSDP or broker and furnish it with instructions as to how they wish their vote to be cast at the Extraordinary General Meeting and, thereafter, to cast their vote in accordance with such instructions. If any such Dematerialised Shareholders wish to attend the Extraordinary General Meeting in person, they must request a letter of representation from their CSDP or broker.

Action to be taken

A Form of Proxy accompanies this document and includes a detailed explanation of how it should be completed.

To be valid, the Form of Proxy should be completed, signed and returned in accordance with the instructions printed on it and set out in the explanatory notes to the notice convening an Extraordinary General Meeting of Lonmin on pages 52 and 53 of this document.

The completion and return of a Form of Proxy, or appointment of a proxy electronically, will not preclude a Shareholder from attending the Extraordinary General Meeting and voting in person should a Shareholder wish to do so. Only the registered holders of fully paid shares are entitled to attend and vote at the Extraordinary General Meeting.

Electronic voting

Shareholders on the UK Register may, if they wish, register the appointment of a proxy electronically by logging on to the Lloyds TSB Registrars website, *www.sharevote.co.uk*. Alternatively, Shareholders who have registered for a Shareview portfolio with the UK Registrars may log on to their portfolio at *www.shareview.co.uk*. Further details can be found in the explanatory notes to the notice convening an Extraordinary General Meeting set out on pages 52 and 53 of this document.

South African legislation does not yet allow the electronic registration of proxy appointments.

Additional information

Your attention is drawn to the additional information contained in Part 6 of this document. You should read the whole of this document and not rely solely on the summarised information set out in this letter.

Financial advice

The Directors, who have been so advised by independent financial advisers, Morgan Stanley and Cazenove, consider the Related Party Transactions to be fair and reasonable so far as Shareholders are concerned. In providing advice to the Directors, Morgan Stanley and Cazenove have taken into account the Directors' commercial assessment of the Related Party Transactions.

Recommendation

The Directors consider the Proposal (which includes the Related Party Transactions) to be in the best interests of the Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings, amounting to 301,547 Shares, representing approximately 0.21 per cent. of Lonmin's issued ordinary share capital.

Yours faithfully,



Sir John Craven
Chairman

Figures 1 and 2 on page 56 of this document show the ownership structure of Lonplats before and immediately after the Proposal, if implemented, becomes effective.

The Proposal comprises a series of inter-conditional transactions whereby Implats, through its wholly-owned subsidiary Gazelle, will dispose of its entire 27.1 per cent. shareholding in each of WPL and EPL. As a result of these transactions, Lonmin will increase its shareholding in each of WPL and EPL by 9.1 per cent. to 82.0 per cent. and Incwala Resources, through its wholly-owned subsidiary Incwala Platinum, will acquire an 18.0 per cent. shareholding in each of WPL and EPL. Incwala Resources and Incwala Platinum will, on Completion, become HDSA-controlled.

The transactions comprised in the Proposal are conditional upon, *inter alia*, Shareholder approval of the Related Party Transactions at the Extraordinary General Meeting. The other main conditions to which the Proposal is subject are set out in the Completion Agreement, the principal terms of which are summarised in paragraph 1 of Part 3 of this document.

The sale of Gazelle's 27.1 per cent. shareholding in each of WPL and EPL

LSA UK will purchase from Gazelle an 18.1 per cent. shareholding in each of WPL and EPL for a cash payment of US$522.7 million. Out of this 18.1 per cent. shareholding, LSA UK will on-sell to Incwala Platinum a 9.0 per cent. shareholding in each of WPL and EPL for a cash payment of the ZAR Equivalent of US$240.1 million.

The terms and conditions of the sales from Gazelle to LSA UK and from LSA UK to Incwala Platinum are contained in the LSA UK Sale and Purchase Agreement and the Incwala Platinum Sale and Purchase Agreement, respectively, further details of which are summarised in paragraphs 2 and 3, respectively, of Part 3 of this document.

Gazelle will sell its remaining 9.0 per cent. shareholding in each of WPL and EPL to the HDSA Investors for a cash payment of the ZAR Equivalent of US$240.1 million and the HDSA Investors will on-sell this 9.0 per cent. shareholding to Incwala Platinum for a cash payment of the ZAR Equivalent of US$240.1 million.

The HDSA Investors and their financing

The HDSA Investors consist of four separate HDSA-controlled companies, namely Vantage Inc., Dema Inc., Andisa Inc. and Bapo Inc.

Vantage Inc., Dema Inc. and Andisa Inc. are each owned as to 75.0 per cent. by their respective HDSA Parents and as to 25.0 per cent. by the LEM Trust. Bapo Inc. is currently 100 per cent. owned by Preeta Bhatagattjee who is an HDSA and also a trustee of The Lonplats Bapo Trust. Prior to Completion, Preeta Bhatagattjee will transfer the ownership of Bapo Inc. to The Lonplats Bapo Trust (Master's Reference Number IT 7615/2004). The HDSA Investors represent different HDSA groups as follows:

(a) Vantage Inc. represents (i) the Pliead Trust (whose beneficiaries are Mutle Constantine Mogase, Antoinette Mannana Mogase, Pontsho Neo Mogase, Lerato Kefiloe Obakeng Mogase, Isaac Denk Tlagele Mogase, Netta Mogase, Sennye Joan Ngobeni and all future children to be born of the first two beneficiaries), (ii) the Rezek Family Trust (whose beneficiary is Sebastian Jon Rezek), (iii) Christopher Mark Lister-James, (iv) Mziwamahlubi Sibongisene Mazwi, (v) the Thusano Trust (whose beneficiaries are the Junior Achievement Educational Trust, Master's Reference No. IT 1283/1990 and the Small Enterprise Foundation, Registration Number 1991/003485/08) and (vi) the LEM Trust (the sole beneficiary of which is the Masakhane Provident Fund);

(b) Dema Inc. represents (i) Dema Capital (Proprietary) Limited (Registration Number 2003/027661/07), (ii) Seven Seasons Trading 90 (Pty) Ltd (Registration Number 2004/003267/07), (iii) Nasidima Investment Projects (Pty) Ltd (Registration Number 2002/002940/07), (iv) the Dema Foundation (Registration Number 2004/006973/08), (v) Gas Energy and Mineral Investment Pty Ltd (Registration Number 2002/024810/07), (vi) Dema Consortium (Registration Number 2003/027660/07) through its wholly-owned subsidiary, Lexshell 605 Investments (Proprietary) Limited (Registration Number 2003/028136/07) and (vii) the LEM Trust;

(c) Andisa Inc. represents (i) the Andisa Broad-based BEE Trust (whose beneficiaries are the Student Sponsorship Programme (Registration Number. 8467/99), Disabled People South Africa (NPO No. 001-315), the Zandile Investment Trust (Identification Number IT2045/2002) and the Women's Development Trust (Identification Number I Trust 11442/00) (ii) The Nduna Trust (whose beneficiaries are members of

the Ntuli family), (iii) Safika Holdings (Pty) Limited (Registration Number 1996/001693/07), (iv) Simeka which is owned by (a) John Kyrean Patrick Barry and (b) Totem Investment Holdings (Proprietary) Limited (Registration Number 97/06759/07 (in turn owned by Barry Fraser, Matodzi Liphosa and Khehla Shubane) and (v) the LEM Trust; and

(d) Bapo Inc. will represent The Lonplats Bapo Trust which is a discretionary trust established for the benefit of persons whom the trustees identify, provided that such persons are members of, or affiliated with, the Bapo Ba Mogale Tribe.

Immediately following Completion, the LEM Trust will hold 25.0 per cent. of the ordinary shares in each of Vantage Inc., Dema Inc. and Andisa Inc., in addition to its 1.1 per cent. direct shareholding in the ordinary share capital of Incwala Resources. The sole beneficiary of the LEM Trust is the Masakhane Provident Fund which has a membership of approaching 20,000 people, consisting exclusively of employees of WPL and EPL, almost all of whom are HDSAs.

In order to assist the HDSA Investors to fund their purchase of the 9.0 per cent. shareholding in each of WPL and EPL from Gazelle, Lonmin and Impala will lend to the HDSA Investors (except Bapo Inc.) the ZAR Equivalent of US$23.4 million and US$95.0 million, respectively, on preferential terms and, provided that the relevant HDSA Investor is able to refinance the loans, fully repayable after a period of five years, pursuant to the Lonmin Vendor Financing Agreements and the Impala Vendor Financing Agreements, respectively. The principal terms of the Lonmin Vendor Financing Agreements and the Impala Vendor Financing Agreements are summarised in paragraphs 5 and 7, respectively, of Part 3 of this document. Lonmin will lend US$5.4 million to Bapo Inc. pursuant to the Bapo-Lonmin Vendor Loan Agreement, the principal terms of which are summarised in paragraph 6 of Part 3 of this document. The HDSA Investors (except Bapo Inc.) will also raise an aggregate amount of the ZAR Equivalent of US$59.3 million from the HDSA Financiers pursuant to the HDSA Financing Agreements and Gazelle will provide the HDSA Investors (except Bapo Inc.) with bridge loans in an aggregate amount of the ZAR Equivalent of US$57.0 million. These bridge loans will be repaid by those HDSA Investors from the cash consideration which they will receive from Incwala Platinum in payment for the sale of the 9.0 per cent. shareholding in each of WPL and EPL.

The US$59.3 million that the HDSA Investors will raise from the HDSA Financiers comprises of the subscription by the HDSA Financiers for preference shares in each of Andisa Inc., Dema Inc. and Vantage Inc. pursuant to the HDSA Financing Agreements. The subscription price in each case will be approximately US$19.8 million.

Pursuant to the Seed Capital Loan Agreement, Lonmin will provide to the Seed Capital Investors five year interest-free loans amounting, in aggregate, to the ZAR Equivalent of US$5.0 million to enable the Seed Capital Investors to subscribe for ordinary shares in Incwala Resources.

Pursuant to the Vendor Financing Indemnity, Lonmin agrees to indemnify Impala in relation to the non-payment by the HDSA Investors (except Bapo Inc.) of any amounts of principal due under their financing arrangements with Impala, subject to a maximum liability for Lonmin of the ZAR Equivalent of US$95.0 million. The Counter-Indemnities provide that the HDSA Investors (except Bapo Inc.) will pay Lonmin any money that it is required to pay to Impala under the Vendor Financing Indemnity, as well as costs and interest, if applicable.

As the HDSA Investors (except Bapo Inc.) are raising funds from Lonmin, Impala and the HDSA Financiers, Lonmin, Impala, Implats and the relevant HDSA Financier will all enter into an Intercreditor Agreement with each relevant HDSA Parent. The effect of the Intercreditor Agreements is to regulate the order in which the creditors of each HDSA Investor (except Bapo Inc.) will be paid if the HDSA Investor defaults in relation to its funding obligations.

If one or more of the HDSA Investors loses its status as an HDSA-controlled company (whether as a consequence of defaulting under the terms of its respective funding obligations or otherwise), this could adversely affect the status of Incwala Resources as an HDSA-controlled company and, accordingly, Lonplats' ability to claim Equity Credits as a result of the Proposal. Lonmin has certain rights pursuant to the Security Agreements, the IDC Call Option Agreement, the Lonmin Option Agreements and the Relationship Agreements, the principal terms of which are summarised in paragraphs 5, 6, 11 and 17, respectively, of Part 3 of this document, which would allow it to take steps to maintain the status of Incwala Resources as an HDSA-controlled company.

Further details of the Lonmin Vendor Financing Agreements, the Bapo-Lonmin Vendor Loan Agreement, the IDC Call Option Agreement, the Impala Vendor Financing Agreements, the Lonmin Option Agreements, the Vendor Financing Indemnity, the Counter-Indemnities and the Intercreditor Agreements are contained in Part 3 of this document.

Incwala Resources and Incwala Platinum

On Completion, LSA UK, the IDC, the HDSA Investors and the Seed Capital Investors will each subscribe for shares in Incwala Resources in an amount of the ZAR Equivalent of US$90.3 million, US$81.7 million, US$188.1 million and US$5.0 million, respectively, and, as a result of these subscriptions, they will own 23.56 per cent., 23.56 per cent., 51.51 per cent. and 1.37 per cent., respectively, of the ordinary shares in Incwala Resources.

To fund its purchase of an 18.0 per cent. shareholding in each of WPL and EPL, Incwala Platinum will borrow from Incwala Resources the ZAR Equivalent of US$356.6 million pursuant to the Incwala Shareholder Loan Agreement and will raise the ZAR Equivalent of US$125.0 million through the issue of the Preference Shares, which will be redeemable over seven years, to the Preference Shareholders, pursuant to the Incwala Preference Share Subscription Agreement.

LSA UK, the IDC, the HDSA Investors, the Seed Capital Investors and Incwala Resources have entered into the Incwala Resources Shareholders' Agreement to govern the relationship of the shareholders in, and the operation of, Incwala Resources with effect from Completion.

Lonmin, Implats, the LEM Trust, the HDSA Investors, the HDSA Parents, Incwala Resources and Incwala Platinum have each entered into relationship agreements, regulating the commitment, as applicable, of the HDSA Investors, the HDSA Parents, Incwala Resources and Incwala Platinum to continue to qualify as HDSA-controlled companies or entities.

If Incwala Resources and/or Incwala Platinum defaults under the financing arrangements with the Preference Shareholders, this could adversely affect Incwala Platinum's status as an HDSA-controlled company and Lonplats' ability to claim Equity Credits as a result of the Proposal. Accordingly, Lonmin has certain rights pursuant to the Incwala Resources Option Agreement and the Lonplats Call Option Agreement, the principal terms of which are summarised in paragraph 13 of Part 3 of this document, to enable it to take steps to maintain the status of Incwala Platinum as an HDSA-controlled company and Lonplats' ability to claim Equity Credits as a result of the Proposal.

Further details of the Incwala Subscription Agreement, the Seed Capital Loan Agreements, the Incwala Shareholder Loan Agreement, the Incwala Preference Share Subscription Agreement, the Lonplats Call Option Agreement, the Incwala Resources Option Agreement, the Incwala Resources Shareholders' Agreement and the Relationship Agreements are set out in Part 3 of this document.

Termination of the Principals' Agreement

The Principals' Agreement dated 15th January, 1990 (as amended) between, Lonmin, LSA UK, Implats, Impala and Gazelle and certain others has governed their relationship as shareholders in each of WPL and EPL. The Principals' Agreement provides, amongst other things, for the Implats Group to have equal board representation and voting rights to the Lonmin Group in relation to each of WPL and EPL and for the Implats Group to have the right to purchase such of LSA UK's shareholdings in WPL and EPL upon a change of control of Lonmin so as to give Implats control of greater than 50.0 per cent. of the shares in WPL and EPL. The Principals' Agreement also gives LSA UK and Gazelle pre-emption rights over each other's shareholdings in each of WPL and EPL.

Under the LSA UK Sale and Purchase Agreement, Lonmin, LSA UK, Implats, Impala and Gazelle have agreed, subject to Completion, to formally terminate the Principals' Agreement. Pending Completion, the parties have reserved their respective positions in, and rights in relation to, the continuing force and effect or otherwise of the Principals' Agreement.

Lonplats Shareholders' Agreement

LSA UK and Incwala Platinum have entered into the Lonplats Shareholders' Agreement which will govern their relationship as shareholders in each of WPL and EPL with effect from Completion. The articles of association of each of WPL and EPL will also be amended to reflect the new ownership structure. Further details of the Lonplats Shareholders' Agreement are contained in Part 3 of this document.

Lonmin's investment in the Proposal

Lonmin's total net cash investment (including transaction costs) in acquiring an additional (net) 9.1 per cent. of Lonplats and financing the equity participation by LSA UK, the HDSA Investors and the Seed Capital Investors in Incwala Resources will amount to approximately US$432.7 million, comprising the following amounts:

Transaction details	US$ (million)
Acquisition of an additional (net) 9.1 per cent. in Lonplats	282.6
Acquisition of 23.56 per cent. equity share in Incwala Resources	90.3
Loans to the HDSA Investors	28.8
Loans to the Seed Capital Investors	5.0
Transaction costs	26.0
Total	**432.7**

Structure Post-Completion

Details of the percentage shareholdings of each of the shareholders in WPL, EPL and Incwala Resources, now and after Completion (if the Proposal is implemented) are set out in the following two tables.

(a) Ownership of ordinary shares in each of WPL and EPL

Name of shareholder	Now (per cent.)	After Completion (per cent.)
LSA UK	72.9	82.0
Gazelle	27.1	0.0
Incwala Resources	0.0	18.0

(b) Ownership of ordinary shares in Incwala Resources

Name of shareholder	Now (per cent.)	After Completion (per cent.)
LSA UK	100.0	23.56
IDC	0.0	23.56
Vantage Inc.	0.0	16.22
Dema Inc.	0.0	16.22
Andisa Inc.	0.0	16.22
Bapo Inc.	0.0	2.85
LEM Trust*	0.0	1.10
SAWIMIH	0.0	0.27

* If the Proposal is implemented, the LEM Trust will also have an indirect interest in Incwala Resources through holding 25.0 per cent. of the issued ordinary shares of Vantage Inc., Dema Inc. and Andisa Inc. This equates to the LEM Trust having a direct and indirect equity interest in Incwala Resources of approximately 13.27 per cent.

Summaries of the Principal Transaction Agreements

The terms of the transactions comprising the Proposal are set out in the Transaction Agreements.

The principal Transaction Agreements are the Completion Agreement, the LSA UK Sale and Purchase Agreement, the Incwala Platinum Sale and Purchase Agreement, the Incwala Subscription Agreement, the Incwala Resources Shareholders' Agreement, the Lonplats Shareholders' Agreement, the Lonmin Vendor Financing Agreements, the Bapo-Lonmin Vendor Loan Agreement, the IDC Call Option Agreement, the Impala Vendor Financing Agreements, the Vendor Financing Indemnity, the Lonmin Option Agreements, the Counter-Indemnities, the Security Agreements, the Intercreditor Agreements, the Seed Capital Loan Agreements, the Incwala Shareholder Loan Agreement, the Incwala Preference Share Subscription Agreement, the Lonplats Call Option Agreement, the Incwala Resources Option Agreement, the Relationship Agreements and the IDC Agreement.

The main terms and conditions of the Transaction Agreements referred to in the preceding paragraph, all of which are governed by South African law, are as follows:

1. Completion Agreement

The Completion Agreement governs the completion arrangements in relation to the Proposal, including the inter-conditionality of the Transaction Agreements and related documentation, the timing of the various steps comprised in the Proposal and the order in which they will be effected.

Parties

The parties to the Completion Agreement are Implats, Impala, Gazelle, Lonmin, LSA UK, WPL, EPL, the IDC, Incwala Resources, Incwala Platinum, the HDSA Investors, the HDSA Parents, the Seed Capital Investors, the Preference Shareholders and KWJ.

Conditions Precedent and Completion

The Completion Agreement sets out the conditions precedent to which the Proposal is subject and the process required to be carried out in order to achieve Completion. The Proposal is conditional on the fulfilment (or, where applicable, waiver) of the following conditions:

(a) receipt of the unconditional approval of the South African Reserve Bank, Exchange Control Division in relation to certain aspects of the Proposal; and

(b) the passing of an ordinary resolution of the Shareholders in general meeting to approve the Related Party Transactions.

In addition, in order for Completion to occur, the relevant parties must confirm the following matters on the Completion Date:

(i) the parties to the Transaction Agreements confirming that all the conditions precedent in the Transaction Agreements have been fulfilled or, in the case of the Incwala Preference Share Subscription Agreement, the Vendor Financing Agreements and the HDSA Financing Agreements, waived in accordance with their terms;

(ii) each of Lonmin, Implats and Incwala Resources confirming its satisfaction, in writing (acting reasonably and in good faith) that each HDSA Investor, its respective HDSA Parent(s), each Seed Capital Investor and South African Women in Mining Investment Holdings (Proprietary) Limited has the necessary black economic empowerment profile to qualify as an HDSA-controlled company or entity and is acting as principal and not as agent in connection with any transaction under the Transaction Agreements to which it is a party;

(iii) Implats confirming that it has not received a letter from the South African Department of Mineral and Energy Affairs expressly refusing to issue Equity Credits to Implats in respect of the Proposal which letter is either unsolicited by Implats or has been solicited by Implats only in response to a legitimate

concern of Implats acting in good faith that it will not receive all or substantially all of the Equity Credits that it expects to receive in respect of the sale of shares in WPL and EPL by Gazelle to the HDSA Investors;

(iv) each of the Preference Shareholders and KWJ confirming its satisfaction to Lonmin that all conditions precedent in the Completion Agreement and in each of the other Transaction Agreements to which it is a party have been fulfilled or waived (as the case may be) and, in confirming its satisfaction, each of them shall act reasonably and in good faith; and

(v) the trust deed of the The Lonplats Bapo Trust having been amended to allow The Lonplats Bapo Trust to acquire and hold shares in Bapo Inc. and The Bapo Trust actually acquiring the issued share capital of Bapo Inc. at par value or such other consideration as may be acceptable to the parties.

Pursuant to the Completion Agreement, Lonmin is entitled to waive the fulfilment of condition (b) above but would not in any circumstances exercise such right of waiver; Lonmin, Implats and Incwala Resources are together entitled to waive the fulfilment of any of the matters referred to in paragraphs (ii) and (v) above; Implats is entitled to waive the fulfilment of paragraph (iii) above; the Preference Shareholders and KWJ are together entitled to waive the fulfilment of paragraph (iv) above, in each case provided that they give notice to that effect to the other parties to the Completion Agreement.

Completion shall occur not less than five Business Days after Lonmin, Implats and Incwala Resources give notice to the other parties to the Completion Agreement (which five Business Days shall not expire prior to 30th September, 2004) that they are each satisfied in their sole discretion that condition (a) above has been fulfilled, that the matter referred to in paragraph (v) above has been fulfilled (or waived) and that condition (b) above and the matters referred to in paragraphs (i) to (iv) (inclusive) above will be fulfilled (or, where applicable, waived) on the intended Completion Date.

With respect to condition (a) above, application for approval from the South African Reserve Bank has been submitted and Lonmin anticipates that this condition will be satisfied on or before 29th September, 2004. Lonmin expects all of the other conditions and matters referred to above to be fulfilled on or before 30th September, 2004. If the conditions set out in the Completion Agreement are not fulfilled (or, where applicable, waived) on or before 31st October, 2004, the other Transaction Agreements will not become unconditional and the Proposal will not be implemented. Each of the other Transaction Agreements is conditional on the Completion Agreement becoming unconditional.

2. The LSA UK Sale and Purchase Agreement

Parties

The parties to the LSA UK Sale and Purchase Agreement are Lonmin, LSA UK, WPL, EPL, Implats, Gazelle and Impala.

Sale and purchase

Subject to the terms and conditions of the LSA UK Sale and Purchase Agreement, LSA UK will purchase and Gazelle will sell an 18.1 per cent. shareholding in each of WPL and EPL for US$522.7 million, payable in cash on Completion.

Termination of Principals' Agreement

The parties agree that, upon Completion, the Principals' Agreement will be formally terminated and that consequential amendments will be made to related documentation to reflect the formal termination of the Principals' Agreement. The parties also agree that, pending Completion, they reserve their respective positions on, and rights in relation to, the continuing force and effect or otherwise of the Principals' Agreement, and that all actions taken or omitted to be taken, or payments made or received, in relation to Lonplats are without prejudice to their respective positions.

Lonplats' articles of association and resignation of Directors

On Completion, WPL and EPL will each adopt new articles of association, in an agreed form which, amongst other things, will reflect their new ownership structure following implementation of the Proposal.

All directors currently on the board of each of WPL and EPL who have been nominated by any member of the Implats Group will resign on and with effect from Completion.

Equity Credits

Pursuant to the terms of the LSA UK Sale and Purchase Agreement, each of the relevant members of the Lonmin Group and the Implats Group provide mutual undertakings not to take any action which does or is reasonably likely to prejudice the Equity Credits applied for by, or granted to, the other in relation to the transactions comprised in the Proposal.

3. The Incwala Platinum Sale and Purchase Agreement

Parties

The parties to the Incwala Platinum Sale and Purchase Agreement are LSA UK and Incwala Platinum.

Sale and purchase

From the 18.1 per cent. shareholding in each of WPL and EPL that LSA UK purchases from Gazelle pursuant to the LSA UK Sale and Purchase Agreement, and subject to the terms and conditions of the Incwala Platinum Sale and Purchase Agreement, LSA UK will sell and Incwala Platinum will purchase a 9.0 per cent. shareholding in each of WPL and EPL for the ZAR Equivalent of US$240.1 million, payable in cash on Completion.

4. The Incwala Subscription Agreement

Parties

The parties to the Incwala Subscription Agreement are LSA UK and Incwala Resources.

Subscription

Subject to the terms and conditions of the Incwala Subscription Agreement, LSA UK will subscribe for, and Incwala Resources will allot and issue to LSA UK, 23,562,115 ordinary shares in Incwala Resources for a subscription price of the ZAR Equivalent of US$90.3 million.

5. Lonmin Vendor Financing Agreements and Security Agreements

There is one Lonmin Vendor Financing Agreement for each HDSA Investor (except Bapo Inc., which has entered into the Bapo-Lonmin Vendor Loan Agreement which is summarised in paragraph 6 of this Part 3). They each have identical terms.

Parties

The parties to the Lonmin Vendor Financing Agreements are Lonmin, the relevant HDSA Investor and the relevant HDSA Parent.

Purpose

The loan must be utilised by the relevant HDSA Investor to pay a portion of the purchase consideration due to Gazelle for the shares that it acquires in each of WPL and EPL.

Drawing

Lonmin will make available to each of Vantage Inc., Dema Inc. and Andisa Inc. a loan of the ZAR Equivalent of US$7.8 million. The loan will be fully advanced on the Completion Date and is repayable on the seventh anniversary of the Completion Date.

On or before the fifth anniversary of the Completion Date, the relevant HDSA Investor must use its reasonable endeavours to refinance the amounts owing to Lonmin under that Lonmin Vendor Financing Agreement.

Amounts obtained under any refinancing must be used to repay the loan and any other amounts outstanding to Lonmin on the fifth anniversary of the Completion Date.

A second loan is available on the fifth anniversary of the Completion Date to refinance the balance of any loan scheduled for repayment under the corresponding Impala Vendor Financing Agreement which has not

been separately refinanced, provided that the HDSA Investor satisfies its obligations to use its reasonable endeavors to refinance. This amount will not exceed US$26.7 million, and will reduce on a dollar for dollar basis, Lonmin's obligations under the Vendor Financing Indemnity.

The loans must be repaid if the relevant HSDA Investor ceases to be an HDSA-controlled company. The parties undertake to negotiate in good faith and to take all such steps as may be reasonably available to them to ensure that the relevant HDSA Investor becomes HDSA-controlled again. If no resolution is reached all amounts under the loan must be repaid.

The relevant HDSA Investor may also voluntarily prepay any amount of the loan at any time. No amount of the loan which is prepaid may be re-borrowed.

If Lonmin receives a payment insufficient to discharge amounts which are due and owing by the relevant HDSA Investor such payment shall first be applied to the payment of any costs, charges or expenses under the relevant Lonmin Vendor Financing Agreement or related security document, then towards interest which is due and payable, and thereafter to reduce the loan.

Interest

Interest accrues from the fifth anniversary of the Completion Date at a rate of JIBAR plus 3.0 per cent. per annum. Interest is payable quarterly.

Penalty interest is payable on outstanding amounts at a rate of JIBAR plus 5.0 per cent. per annum.

Security Agreements

As security for the relevant HDSA Investor's obligations under the relevant Lonmin Vendor Financing Agreement and other financing agreements, the following security will be taken on the Completion Date:

(a) *Cession and pledge of its ordinary shares in Incwala Resources and use of secured account by the relevant HDSA Investor*

The relevant HDSA Investor will secure its obligations to Lonmin under the relevant Lonmin Vendor Financing Agreement and the relevant Counter-Indemnity by pledging and ceding to Lonmin all of its right, title and interest in its ordinary shares in Incwala Resources and in a secured account which is to be used to hold all cash and dividends received by the relevant HDSA Investor;

(b) *Reversionary cession and pledge of its ordinary shares in the relevant HDSA Investor by its relevant HDSA Parent*

The relevant HDSA Parent will guarantee the due performance by itself under the relevant Intercreditor Agreement and the relevant HDSA Investor of its obligations under the relevant Lonmin Vendor Financing Agreement and the relevant Counter-Indemnity and pledges, cedes and assigns to Lonmin all of its reversionary right, title and interest in and to the issued ordinary shares held by it in the relevant HDSA Investor as security for its obligations under such guarantee;

(c) *Reversionary cession and pledge of its ordinary shares in the relevant HDSA Investor by the LEM Trust*

The LEM Trust will guarantee the due performance by itself under the relevant Intercreditor Agreement and the relevant HDSA Investor of its obligations under the relevant Lonmin Vendor Financing Agreement and the relevant Counter-Indemnity and pledges, cedes and assigns to Lonmin all of its reversionary right, title and interest in and to the issued ordinary shares held by it in the relevant HDSA Investor as security for its obligations under such guarantee.

Representations, Warranties, Undertakings and Events of Default

The Lonmin Vendor Financing Agreements each contain customary representations and warranties to Lonmin from each relevant HSDA Investor and relevant HDSA Parent.

The equivalent representations and warranties from the trustees of the LEM Trust are included in their security agreement (noted at (c) above). A breach of the LEM Trust's representations and warranties will not trigger an event of default under the relevant Lonmin Vendor Financing Agreement.

Each relevant HDSA Investor and its relevant HDSA Parent also gives certain undertakings to Lonmin including that it will remain as an HDSA-controlled company or entity and notify Lonmin of the occurrence of an event of default or potential event of default.

Each relevant HDSA Investor also undertakes (amongst other things) not to make any investments, advances or loans other than the purchase of the Lonplats shares and the ordinary shares in Incwala Resources, not to incur any financial indebtedness other than in connection with the Proposal, not to make any payments to shareholders other than in respect of the preference shares, not to make any disposals or change its business and not to allow any encumbrance over or vary any rights attaching to its ordinary shares in Incwala Resources other than in connection with the Proposal. Each relevant HDSA Investor undertakes to open and thereafter pay into a secured account all revenues, including all dividends or other payments received in respect of its ordinary shares in Incwala Resources. Except with the prior written consent of Lonmin, the relevant HDSA Investor may only withdraw amounts from the secured account to pay reasonable fees and expenses incurred in respect of the administration of the HDSA Investor and to make payments that are due and payable under the relevant HDSA Financing Agreement, the relevant Counter-Indemnity or the relevant Vendor Financing Agreements.

In addition to the customary events of default included in each Lonmin Vendor Financing Agreement it is an event of default for the relevant HDSA Investor to dispose of any ordinary shares that it holds in Incwala Resources without the prior written consent of Lonmin. Furthermore, each relevant HDSA Parent must not dispose of any of its shares in the relevant HDSA Investor without the prior written consent of Lonmin. This will not be unreasonably withheld in specific circumstances. On the occurrence of an event of default, Lonmin may cancel the loan and declare all amounts outstanding to be immediately due and payable.

6. Bapo-Lonmin Vendor Loan Agreement and IDC Call Option Agreement

Parties

The parties to the Bapo-Lonmin Vendor Loan Agreement are Lonmin and Bapo Inc.

Drawings

The loan under the Bapo-Lonmin Vendor Loan Agreement comprises two tranches of US$.1.8 million (**Tranche 1**) and US$3.6 million (**Tranche 2**) (together the **Bapo Loan**). The Bapo Loan is available for drawing in a single advance on the Completion Date. The Bapo Loan must be utilised by Bapo Inc., together with the funds advanced to Bapo Inc. by the IDC, to purchase shares in WPL and EPL and subscribe for ordinary shares in Incwala Resources. Tranche 1 is to be repaid in full on the first anniversary of the Completion Date. Tranche 2 is to be repaid in full on the fifth anniversary of the Completion Date. The Bapo Loan may be prepaid in part or in whole prior to the repayment date provided that such prepayment is in a minimum amount of at least R0.25 million. Any amount prepaid may not be re-borrowed.

If Bapo Inc. receives any dividends or other payments from Incwala Resources in respect of the ordinary shares purchased or subscribed for by it in Incwala Resources then, unless otherwise agreed in writing, Bapo Inc. shall within seven days of receipt thereof, pay a pro rata amount of such dividend or payment to each of Lonmin and the IDC, based on the ratio in which they each agreed to lend money to Bapo Inc.. All payments received by Lonmin are to be allocated to costs, default interest, interest on Tranche 1, repayment of Tranche 1 and repayment of Tranche 2, in that order.

Interest

Tranche 2 is interest free other than in respect of default interest. Interest is charged on Tranche 1 at the rate at which Standard Bank lends in Rands to first class corporate borrowers, in general, in South Africa, on overdraft, from time to time and capitalised with the amount outstanding under Tranche 1.

Security Agreement

The obligations of Bapo Inc. under the Bapo-Lonmin Vendor Loan Agreement are secured by a cession and pledge over a certain number of the ordinary shares that Bapo Inc. holds in Incwala Resources.

Representations, Warranties, Undertakings and Events of Default

The Bapo-Lonmin Vendor Loan Agreement contains customary representations and warranties to be given by Bapo Inc. to Lonmin, which are given in respect of Bapo Inc. and its HDSA Parent.

In addition, the Bapo-Lonmin Vendor Loan Agreement contains numerous undertakings by Bapo Inc. The undertakings, many of which have exclusions and exceptions specific to the business of Bapo Inc., include

that Bapo Inc. will inform Lonmin of any events (and potential events) of default and will comply with all necessary approvals, consents, authorisations and with applicable laws in order to maintain its status as an HDSA-controlled company.

The Bapo-Lonmin Vendor Loan Agreement contains customary events of default. On the occurrence of an event of default, Lonmin may cancel the Bapo Loan and declare all amounts outstanding to be immediately due and payable.

IDC Call Option Agreement

The parties to the IDC Call Option Agreement are the IDC and Lonmin.

The IDC has agreed to provide a loan to Bapo Inc. in an amount of the ZAR Equivalent of US$5.0 million. Under the IDC Call Option Agreement, the IDC grants to Lonmin the right to acquire some or all of the shares held by Bapo Inc. in Incwala Resources (the **Bapo Shares**) which are secured to the IDC by Bapo Inc. under a pledge agreement between Bapo Inc. and the IDC.

Lonmin can only exercise its right to acquire the Bapo Shares by serving notice on the IDC within five Business Days of the IDC exercising its security under such pledge agreement.

The purchase price to be paid by Lonmin is the fair market value of the Bapo Shares at the exercise date. If Lonmin and the IDC cannot agree on the fair market value this will be determined by an independent expert.

7. Impala Vendor Financing Agreements

There is one Impala Vendor Financing Agreement for each HDSA Investor (except Bapo Inc.). They each have identical terms.

Parties

The parties to the Impala Vendor Financing Agreements are Impala, the relevant HDSA Investor and the relevant HDSA Parent.

Purpose

The loan must be utilised by the relevant HDSA Investor to pay a portion of the purchase consideration due to Gazelle for the shares that it acquires in each of WPL and EPL.

Drawing

Impala will make available to each of Vantage Inc., Dema Inc. and Andisa Inc. three loans of the ZAR Equivalent of US$11.7 million (the **Interest Free Loan**), US$11.0 million (the **First Interest Bearing Loan**) and US$9.0 million (the **Second Interest Bearing Loan**). The loans will be fully advanced on the Completion Date and in the case of the Interest Free Loan and the First Interest Bearing Loan, are repayable on the fifth anniversary and, in the case of the Second Interest Bearing Loan, on the seventh anniversary of the Completion Date.

On or before the fifth anniversary of the Completion Date the relevant HDSA Investor must use its reasonable endeavours to refinance the amounts owing to Impala under the relevant Vendor Financing Agreement.

Amounts obtained under any refinancing must be used to repay the loan and any other amounts outstanding to Impala, on the fifth anniversary of the Completion Date.

The loans must be repaid if the relevant HSDA Investor ceases to be an HDSA-controlled company. The parties undertake to negotiate in good faith and to take all such steps as may be reasonably available to them to ensure that the relevant HDSA Investor becomes HDSA-controlled again. If no resolution is reached, all amounts under the loan must be repaid.

The relevant HDSA Investor may also voluntarily prepay any amount of the loan at any time. No amount of the loan which is prepaid may be re-borrowed.

If Impala receives a payment insufficient to discharge amounts which are due and owing by the relevant HDSA Investor such payment shall first be applied to the payment of any costs, charges or expenses under the relevant Vendor Financing Agreement or related security document, then towards interest which is due and payable, and thereafter to reduce the loan.

Security

Each HDSA Investor's obligations under the relevant Counter-Indemnity are secured by the Security Agreements, summarised in paragraph 5 of this Part 3.

Representations, Warranties and Undertakings

Each HDSA Investor (except Bapo Inc.) represents and warrants to Lonmin that, amongst other things, it is duly organised and validly existing with the requisite power and authority to enter into the relevant Counter-Indemnity and that the relevant Counter-Indemnity constitutes a legal, valid, binding and enforceable obligation on it.

Other Provisions

Lonmin is not obliged to carry out any investigation or seek any confirmation in respect of any demand made by Impala under the Vendor Financing Indemnity. Lonmin need not be concerned with the legality of any claim under the Vendor Financing Indemnity and may assume that any demand from Impala which appears on its face to be in order is correct and properly made. There are various events of default listed in the Counter-Indemnities which mirror those in the Lonmin Vendor Financing Agreements. Breach of these provisions will trigger enforcement of the cession and pledge over the relevant HDSA Investor's ordinary shares in Incwala Resources and the secured account pursuant to the relevant security agreement referred to in paragraph 5 of this Part 3.

10. Seed Capital Loan Agreements

Parties

The Seed Capital Loan Agreements are between Lonmin and the trustees for the time being of SAWIMIH (the **SAWIMIH Loan**) and between Lonmin and the trustees for the time being of the LEM Trust (the **LEM Trust Loan**).

Amount and Purpose

The SAWIMIH Loan provides for a US$1.0 million term loan facility to enable SAWIMIH to subscribe for ordinary shares in Incwala Resources at a subscription price of the ZAR Equivalent of US$1.0 million. The LEM Trust Loan provides for a US$4.0 million term loan facility to enable the LEM Trust to subscribe for ordinary shares in Incwala Resources at a subscription price of the ZAR Equivalent of US$4.0 million.

Security

The obligations of each of SAWIMIH and the LEM Trust under the Seed Capital Loan Agreements are secured by a written pledge and cession entered into between Lonmin and the trustees of SAWIMIH and the LEM Trust pursuant to which each of SAWIMIH and the LEM Trust agree to pledge to Lonmin all of the shares subscribed for by SAWIMIH or the LEM Trust (as the case may be) in Incwala Resources, and to cede in security to Lonmin all the rights and claims that SAWIMIH or the LEM Trust may have in respect of those shares.

Payments

Each of the Seed Capital Loan Agreements has a repayment date of five years from the date that the loan is advanced.

Each loan is provided interest free. However, if SAWIMIH or the LEM Trust fail to pay any amount due and owing under the loan, default interest is to be charged at a rate of 2.0 per cent. above Standard Bank's prime overdraft rate.

If SAWIMIH or the LEM Trust receive any dividends or other payments from Incwala Resources they should be applied towards prepayment of the loan. Prepayment shall also occur if it becomes unlawful for Lonmin to perform any of its obligations under the loan. SAWIMIH and the LEM Trust may prepay the loans at any time prior to the repayment date provided that such prepayment is in a minimum amount of at least R0.25 million. All payments received by Lonmin are to be allocated firstly towards discharging any costs incurred by Lonmin in enforcing its rights under the loan, secondly towards any default interest and lastly to the repayment of the amount advanced under the loan.

SAWIMIH is entitled to prepay the loan in full prior to the repayment date, without penalty, on providing seven days prior notice to Lonmin. If SAWIMIH prepays the loan, it must not sell or dispose of its shares in Incwala Resources prior to the fifth anniversary of the Completion Date and if it seeks to encumber its shares in Incwala Resources it must first advise Lonmin, provide it with a copy of the security agreement and obtain Lonmin's prior written approval to such encumbrance.

Refinancing of the LEM Loan and sale of shares

Under the LEM Loan the trustees of the LEM Trust are required to use their reasonable commercial endeavours to refinance the loan at least three months prior to the repayment date. Lonmin is required to use its reasonable commercial endeavours to assist the LEM Trust in obtaining refinancing for the loan provided that in doing so, Lonmin shall not be obliged to provide any financial assistance whatsoever (whether in the form of funds, collateral or otherwise).

If the trustees of the LEM Trust are unable to refinance the loan or if, three months before the repayment date, the market value of the Incwala Resources ordinary shares held by the LEM Trust exceeds the amount of the loan that is outstanding, the LEM Trust shall be entitled to sell a certain percentage of the Incwala Resources ordinary shares in order to repay the loan provided that the trustees of the LEM Trust comply with the terms of the relevant Transaction Agreements in selling the shares.

If the LEM Trust is unable to refinance the loan or sell its ordinary shares in Incwala Resources, therefore defaulting under the loan and Lonmin exercises its rights under the pledge and cession entered into with the trustees of the LEM Trust, Lonmin shall have no right of recourse against the Masakhane Provident Fund.

Representations, Warranties and Undertakings

Each Seed Capital Loan Agreement contains customary representations, warranties and undertakings to be given by the trustees of SAWIMIH and the LEM Trust (as relevant) to Lonmin.

Events of Default

Each of the Seed Capital Loan Agreements contains events of default (after, if applicable, the expiration of certain grace periods) customary for facility agreements of this nature.

Upon the occurrence of an event of default (after the expiry of any applicable grace periods), Lonmin may cancel all of its (or certain specified) obligations under the relevant Seed Capital Loan Agreement and/or declare all amounts outstanding under the loan as immediately due and payable and/or exercise its security over and/or charge default interest.

11. Lonmin Option Agreements

Parties

The Lonmin Option Agreements are between (1) Lonmin and KWJ (in respect of preference shares subscribed for by KWJ in Vantage Inc.), (2) Lonmin and KWJ (in respect of preference shares subscribed for by KWJ in Dema Inc.) and (3) between Lonmin and Standard Bank (in respect of preference shares subscribed for by Standard Bank in Andisa Inc.).

Purpose

The Lonmin Option Agreements require that Lonmin grant to each of KWJ and Standard Bank the right to sell to Lonmin those preference shares subscribed for by each of them respectively, or such of them, as have a total purchase price equal to or less than US$5.0 million plus interest in each of Vantage Inc., Dema Inc. and Andisa Inc. (as relevant), on the occurrence of a redemption event (the **Put Option**).

The Lonmin Option Agreements also require that each of KWJ and Standard Bank grant to Lonmin the right, exercisable at its discretion, to acquire all of those preference shares subscribed for by each of them in (as relevant) Vantage Inc., Dema Inc. or Andisa Inc. if (a) Vantage Inc., Dema Inc. or Andisa Inc. (as relevant) cease to be HDSA-controlled for a continuous period of more than 30 days, or (b) Vantage Inc., Dema Inc. or Andisa Inc. (as relevant) breaches the terms of its relevant HDSA Financing Agreement and is unable to redeem the preference shares issued by it to (as relevant) KWJ or Standard Bank (the **Call Option**).

Save as set out in the paragraph below, the Put Option is exercisable over the preference shares in (as relevant) Vantage Inc., Dema Inc. or Andisa Inc. at any time during the period between the earlier of:

(a) the fifth anniversary of the date of subscription by KWJ or Standard Bank (as relevant) for the preference shares in (as relevant) Vantage Inc., Dema Inc. and Andisa Inc.;

(b) if applicable, the date of occurrence of a redemption event as specified in the relevant Lonmin Option Agreement (for example, the liquidation of Vantage Inc., Dema Inc., Andisa Inc., Incwala Resources or Incwala Platinum, or default by Vantage Inc., Dema Inc., Andisa Inc. (as relevant) in paying the preference share dividend), and

the 90th Business Day thereafter.

The Put Option with respect to KWJ is also exercisable by KWJ if certain events occur with respect to Lonmin, in particular, if there is a material breach of a warranty, representation or undertaking contained in the relevant Lonmin Option Agreement between Lonmin and KWJ.

If the date of redemption for a preference share in Vantage Inc., Dema Inc. or Andisa Inc. is extended by KWJ or Standard Bank (as relevant) beyond the 120th Business Day after the fifth anniversary of the date of subscription (the **Redemption Date**) as specified in the relevant HDSA Financing Agreement, KWJ or Standard Bank (as relevant) will be prevented from exercising its Put Option with respect to such preference share.

Provided that the relevant preference shares have not already been sold or redeemed in accordance with the provisions of the relevant HDSA Financing Agreement or put to Lonmin under the relevant Put Option, Lonmin may exercise the Call Option at any time during:

(a) the period between the date of subscription by KWJ or Standard Bank (as the case may be) for the preference shares in Vantage Inc., Dema Inc. or Andisa Inc. (as relevant) and the date that Vantage Inc., Dema Inc. and Andisa Inc. (as relevant) cease to be HDSA-controlled for a continuous period of more than 30 days (the **First Period**); or

(b) with respect to the Call Option granted by Standard Bank, during the period between the Redemption Date and the 90th Business Day thereafter and, with respect to the Call Option granted by KWJ, at any time after the Redemption Date provided that the Redemption Date hasn't occurred as a result of an HDSA default (the **Second Period**).

Payments

The purchase price payable by Lonmin for each preference share put to it is to be an amount equal to the aggregate of the subscription price paid for that share, all unpaid dividends accrued on that share (plus interest calculated at a reduced rate), and any stamp duty or other transfer taxes arising out of the purchase. The maximum amount payable by Lonmin under the Put Option arrangements is US$5.0 million (plus interest) (the **Lonmin Cap**) (excluding stamp duty, income tax, secondary tax on companies, capital gains tax and other transfer taxes) in respect of each of the Lonmin Option Agreements.

The purchase price payable by Lonmin for each preference share called by it during:

(a) the First Period, will be calculated on the same basis as explained above in relation to the Put Options except that the reduced rate will not apply to any unpaid dividends; and

(b) the Second Period, will be (i) the same purchase price as calculated with respect to the Put Option for that number of preference shares as have a total purchase price equal to the Lonmin Cap at that time plus (ii) the fair market value for the remaining preference shares as agreed in writing between the parties and failing such agreement, as determined by an independent investment bank.

The total purchase price payable by Lonmin under the Call Options will not be restricted to the amount of the Lonmin Cap.

12. Intercreditor Agreements

There are three Intercreditor Agreements. The effect of the Intercreditor Agreements is to regulate the order in which the creditors of each HDSA Investor (except Bapo Inc.) will be paid if the HDSA Investor defaults in relation to its funding obligations.

Parties

The parties to the Intercreditor Agreements are Lonmin, the relevant HDSA Financiers, Implats, Impala, the trustees of the LEM Trust and the relevant HDSA Parent(s).

Ranking

Under the Intercreditor Agreements, the parties agree to regulate the order in which they are paid in relation to their respective claims against each relevant HDSA Investor (except Bapo Inc.), both at a time when it is solvent and when it is insolvent.

The order of the ranking agreed between the parties to the Intercreditor Agreements in relation to their respective claims against each relevant HDSA Investor (except Bapo Inc.) is as follows:

First, the relevant HDSA Financier's claims; second, Lonmin's claims against the HDSA Investor in respect of Lonmin's obligations and liabilities arising under the relevant Lonmin Option Agreement; third, Lonmin's claims in respect of amounts owing under the relevant Counter-Indemnity and Lonmin Vendor Financing Agreement, and Impala's claims under the Impala Vendor Financing Agreement; fourth and fifth, amounts owing to the companies within the HDSA Investor's group and to the LEM Trust.

Enforcement

The Intercreditor Agreements also regulate the manner in which the various creditors are to enforce their various rights against the relevant HDSA Investor. The creditor who is the senior creditor at the relevant time will control the enforcement process.

Loss of HDSA status by the HDSA Investor

Lonmin agrees with Implats that, if any HDSA Investor ceases to be an HDSA-controlled company, Lonmin will use its best endeavours to place sufficient shares in that HDSA Investor with other HDSA-controlled companies or entities to restore its HDSA status.

13. Incwala Preference Share Subscription Agreement, Incwala Resources Option Agreement and Lonplats Call Option Agreement

Parties

The parties to the Incwala Preference Share Subscription Agreement are Incwala Resources, Incwala Platinum and the Preference Shareholders.

Purpose

Incwala Platinum is to apply the US$125.0 million raised by it in issuing the Preference Shares to the Preference Shareholders towards the payment of the purchase price on the Completion Date to the HDSA Investors for the shares in WPL and in EPL.

Terms of the Preference Shares

The Preference Shares comprise 8,000 variable rate redeemable cumulative preference shares in the capital of Incwala Platinum which each have a par value of R0.01 and are to be issued at a subscription price equal to the ZAR Equivalent of US$15,625.0 per share.

The Preference Shareholders have the right to be paid preference dividends in priority to the holders of any other class of share. If a preference dividend is not declared or, if declared, is not paid in full on the applicable date, or any Preference Share is not redeemed in full on the relevant redemption date, then for as long as such preference dividend is not paid in full or such Preference Share is not redeemed, the dividend rate shall be increased by 2.0 per cent. until the date of redemption of the Preference Shares or payment of the preference dividend (as the case may be).

Any dividends or other amounts that Incwala Platinum receives from its shareholding in WPL and EPL must be applied towards discharging audit and administrative expenses and taxes on interest accrued in respect of the redemption reserve account (referred to below), repaying the principal due under the Incwala Shareholder Loan Agreement, paying preference dividends, making payments into the redemption reserve account during the Minimum Period (as defined below) and redeeming the Preference Shares, in that order. As long as there are any Preference Shares which are still to be redeemed, Incwala Platinum cannot make any repayments to Incwala Resources under the Incwala Shareholder Loan Agreement other than the payments described above.

For the period of three years from the Completion Date (the **Minimum Period**) Incwala Platinum must establish and maintain a redemption reserve account and ensure that the credit balance of that account is maintained at certain levels. In addition, during the Minimum Period, Incwala Platinum must apply 66.0 per cent. of its free cash flow to redeem Preference Shares or deposit it in the redemption reserve account. Until all of the Preference Shares have been redeemed, Incwala Platinum cannot withdraw any monies from the redemption reserve account other than to make certain permitted investments and redeem Preference Shares.

Upon the expiry of the Minimum Period, all funds in the redemption reserve account must be applied by Incwala Platinum to redeem the Preference Shares. The Incwala Preference Share Subscription Agreement specifies when the Preference Shares are to be redeemed and the method of calculating the number of Preference Shares to be redeemed on each particular redemption date.

Incwala Platinum is entitled to voluntarily redeem Preference Shares provided that it gives notice and redeems in multiples of 10 million Rand. Incwala Platinum must, however, redeem the Preference Shares if it becomes unlawful or illegal for the Preference Shareholders to hold the Preference Shares.

Standard Bank has agreed to act as agent for the Preference Shareholders and will, in all material respects, fulfil the same role as an agent would for banks lending to a company. An annual agency fee of RO.75 million is payable by Incwala Platinum to Standard Bank throughout the term of the Incwala Preference Share Subscription Agreement.

Representations and Undertakings

Incwala Platinum and Incwala Resources provide customary representations, warranties and undertakings to the Preference Shareholders.

The Incwala Preference Shares Subscription Agreement also contains financial covenants based on backward looking testing periods requiring Incwala Platinum to maintain the ratios of EBITDA to dividend cover at not less than two, Preference Shares to EBITDA at not more than six and fixed charge cover at not less than 1:1.

Voting Events

If Incwala Resources and/or Incwala Platinum breach certain of the representations, warranties or undertakings set out in the Preference Share Subscription Agreement or if certain events occur (for instance, the insolvency or other similar event of Incwala Resources, Incwala Platinum, WPL or EPL), after, if applicable, the expiry of certain grace periods, voting rights will attach to the Preference Shares. In exercising such voting rights, a Preference Shareholder cannot cause Incwala Platinum to incur any additional indebtedness or encumber any of its assets without the prior written consent of Incwala Resources and a Preference Shareholder may only exercise its voting rights to maintain, preserve and realise the value of the shares in WPL and EPL or any of its security.

Change of Control

Until all of the Preference Shares are redeemed and all dividends and any other amounts payable in respect of those shares are paid, save with the prior consent of the agent of the Preference Shareholders, Incwala Resources must retain its 100 per cent. control of Incwala Platinum. Incwala Resources must obtain the Preference Shareholders agent's consent prior to it encumbering any of its shares in Incwala Platinum. Incwala Resources must procure that there is no change of control in respect of itself (unless the agent of the Preference Shareholders provides its consent).

Other Provisions

Incwala Platinum and Incwala Resources agree to indemnify the Preference Shareholders in respect of any losses incurred by them arising from the failure by Incwala Platinum and/or Incwala Resources to comply with their respective obligations under the Incwala Preference Share Subscription Agreement. The indemnities are customary for an agreement of this type.

Incwala Resources Option Agreement

The parties to the Incwala Resources Option Agreement are Incwala Resources, the Preference Shareholders and Lonmin.

Pursuant to the terms of the Incwala Resources Option Agreement, the Preference Shareholders are granted an irrevocable put option to sell to Incwala Resources certain of their Preference Shares upon the occurrence of certain events of default under the Incwala Preference Share Subscription Agreement (the **Put Option**).

As security for the obligations of Incwala Resources in terms of the put option referred to above, Incwala Resources will grant a pledge of its rights under the Incwala Shareholder Loan Agreement and the associated security agreement (which include rights over the shares held by Incwala Platinum in each of WPL and EPL), to the Preference Shareholders.

Under the Incwala Resources Option Agreement, each of the Preference Shareholders grants to Incwala Resources a conditional option (the **Call Option**) to acquire from the Preference Shareholders all of the Preference Shares held by them, if as described above, voting rights attach to the Preference Shares or the Preference Shareholders exercise the Put Option.

If Incwala Resources fails to exercise the Call Option within five days of the events referred to above, Lonmin shall have the right to acquire the Preference Shares held by the Preference Shareholders, provided that it exercises such right by delivering an exercise notice within the period prescribed by the Incwala Resources Option Agreement.

The purchase price to be paid by Lonmin is the issue price of the relevant Preference Shares plus an amount in lieu of dividend payments, such amount to be calculated using the formula specified in the Incwala Resources Option Agreement (the **Put Option Price**).

Lonplats Call Option Agreement

The parties to the Lonplats Call Option Agreement are the Preference Shareholders and Lonmin.

Pursuant to the terms of the Lonplats Call Option Agreement, the Preference Shareholders grant to Lonmin the right to acquire all of the shares held by Incwala Platinum in each of WPL and EPL which are secured under the pledge agreement referred to above between Incwala Resources and the Preference Shareholders (the **Lonplats Shares**).

Lonmin can only exercise its right to acquire the Lonplats Shares by serving notice on the Preference Shareholders within five Business Days of the Preference Shareholders exercising their security under the pledge agreement.

The purchase price to be paid by Lonmin is the higher of the fair market value of the Lonplats Shares at the exercise date and the Put Option Price (as defined above). If Lonmin and the Preference Shareholders cannot agree on the fair market value, this will be determined by a merchant bank in South Africa agreed between the parties.

14. The Incwala Resources Shareholders' Agreement

The Incwala Resources Shareholders' Agreement governs the relationship between the shareholders of Incwala Resources.

Parties

The parties to the Incwala Resources Shareholders' Agreement are LSA UK, the IDC, the HDSA Investors, the Seed Capital Investors, Incwala Resources, Lonmin and certain of the HDSA Parents.

Director provisions

The number of directors which certain shareholders shall be entitled to nominate for appointment is as follows:

(a) LSA UK may appoint two non-executive directors for so long as it holds at least 10.0 per cent. of the ordinary shares in Incwala Resources. If it holds less than 10.0 per cent. of the ordinary shares in Incwala Resources or ceases to hold any ordinary shares in Incwala Resources, LSA UK may appoint one director for so long as any monies remain outstanding under any Lonmin Vendor Financing Agreement or any Counter-Indemnity and for so long as Lonmin has any outstanding liability (actual or contingent) under the Vendor Financing Indemnity or any Lonmin Option Agreement;

(b) IDC may appoint two non-executive directors for so long as it holds at least 10.0 per cent. of the ordinary shares in Incwala Resources provided that they are both HDSAs; and

(c) each of Vantage Inc., Dema Inc. and Andisa Inc. may appoint one non-executive director, who must be an HDSA, for so long as it holds at least 10.0 per cent. of the ordinary shares in Incwala Resources. Vantage Inc., Dewa Inc. and Andisa Inc. may, acting together, propose two additional persons for consideration by the board's nomination committee for appointment as independent non-executive directors, provided that the persons proposed are both HDSAs.

The board shall appoint Incwala Resources' chief executive officer, chief financial officer and, from amongst its non-executive directors, its chairman. The board may also appoint such additional independent non-executive directors as it thinks fit.

The quorum for board meetings will be two directors nominated by HDSA shareholders and, for so long as each of LSA UK and the IDC is entitled to nominate at least one director, one director nominated by each of LSA UK and the IDC, respectively.

A majority of the board of Incwala Resources will comprise HDSA directors.

Share transfer and pre-emption provisions

Before the later of a listing of Incwala Resources and the Charter Satisfaction Date, no HDSA shareholder in Incwala Resources may transfer any of its shares (or any interest in any of its shares) if to do so would result in Incwala Resources ceasing to be HDSA-controlled or, if the shareholder is an HDSA Investor, otherwise than as permitted by any Vendor Financing Agreement, HDSA Financing Agreement, Seed Capital Loan Agreement, Bridge Loan Agreement (as such term is defined in the Incwala Resources Shareholders' Agreement), Counter-Indemnity or Relationship Agreement to which it is a party.

Before a listing of Incwala Resources and for so long as any Preference Shares remain to be redeemed pursuant to the Incwala Preference Share Subscription Agreement, or any amount remains outstanding under the Incwala Preference Share Subscription Agreement or the Incwala Resources Option Agreement, no shareholder shall transfer its shares (or any interest in any of its shares) without the consent of the Preference Shareholders if to do so would result in any person (other than a member of Lonmin's Group, the IDC, any HDSA Investor or any Seed Capital Investor) being able to control more than 50.0 per cent. of the issued ordinary shares in Incwala Resources.

Subject to the above restrictions, share transfers shall be subject to general pre-emption rights in favour of the other shareholders in Incwala Resources except that, before a listing of Incwala Resources, each of LSA UK and the IDC may transfer any of its shares to any HDSA who is not an existing shareholder in Incwala Resources, provided that it first offers such shares to existing HDSA shareholders on a pro rata basis and consults with them. If either LSA UK or the IDC exercise this right of sale, the other shall also be entitled to sell its shares on a pro rata basis to the same purchaser at the same price and on the same terms.

Shareholders in Incwala Resources shall, in certain circumstances, be required to offer their shares for sale in accordance with the general pre-emption provisions. The circumstances include if they are liquidated or wound-up, subject to any act of insolvency, are de-registered, placed under judicial management, default in paying any of their liabilities as they fall due or, if the shareholder is an HDSA, it breaches certain undertakings relating to it remaining HDSA-controlled prior to the Charter Satisfaction Date.

Reserved matters

Certain actions of Incwala Resources will require the prior approval of LSA UK and, for so long as any amount remains outstanding to Lonmin under any Vendor Financing Agreement or Lonmin has any outstanding liability or has not recovered in full any amounts it has paid under the Vendor Financing Indemnity, any Lonmin Option Agreement or any Intercreditor Agreement. The material actions which require the prior approval of LSA UK are altering Incwala Resources' memorandum or articles of association, issuing any new shares or reorganising any existing share capital, altering any rights attaching to any shares in Incwala Resources, approving or making any change to its annual business plan or budget and, except as contemplated by its annual business plan or budget, entering into any contract having an aggregate value in excess of 10 per cent. of the book value of its assets, incurring any capital expenditure in excess of US$50.0 million, incurring financial indebtedness or giving any guarantee except in the ordinary course of its business, creating any encumbrance over any of its assets except in limited circumstances or making any loan except pursuant to the Incwala Shareholder Loan Agreement, disposing of any of its shares in Incwala Platinum or permitting Incwala Platinum to dispose of any of its shares in WPL or EPL, entering into any contract with any of its shareholders or directors or passing any resolution for its own winding-up.

Listing and termination

In order to promote broad-based shareholder participation in Incwala Resources, in particular by HDSAs, the parties to the Incwala Resources Shareholders' Agreement intend that Incwala Resources should in due course be listed on the JSE Securities Exchange. A listing may be proposed by Incwala Resources' board, provided that LSA UK may prevent Incwala Resources from applying for a listing if it is able to demonstrate beyond reasonable doubt that any such listing would prejudice Lonplats' claim for Equity Credits as a result of the Proposal. If it is agreed that Incwala Resources shall apply for a listing, each shareholder in Incwala Resources shall give such co-operation as the board reasonably requests to ensure that a listing is obtained.

The Incwala Resources Shareholders' Agreement shall terminate in respect of any shareholder upon that shareholder ceasing to hold any shares in Incwala Resources but without prejudice to any rights arising out of a breach of the Incwala Shareholders' Agreement prior to that shareholder ceasing to hold any shares in Incwala Resources, and save for any clauses that are either expressed to remain effective, or contain any obligation that endures, after a listing.

Dividend Policy

Prior to a listing, the parties have agreed that unless the board acting by a majority of 75.0 per cent. or more determines otherwise, Incwala Resources will, to the full extent permitted by law, distribute by way of dividend not less than twice in respect of each financial year, 100 per cent. of Incwala Resources' operating cashflow and shall take all reasonable steps to maximise the amounts available for distribution, including procuring the payment of the maximum amount of dividends by Incwala Platinum pursuant to the Incwala Preference Share Subscription Agreement. Following a listing, the parties have agreed that the amount of any dividend payments shall be determined by a simple majority of the board of Incwala Resources.

For so long as any amount remains outstanding under any Vendor Financing Agreement, HDSA Financing Agreement, Counter-Indemnity or Seed Capital Loan Agreement, each HDSA Investor and each Seed Capital Investor has directed that dividends which would otherwise be payable to it, shall be paid by Incwala Resources into a special secured bank account in the name of the relevant HDSA Investor or relevant Seed Capital Investor in accordance with its relevant financing security agreements.

15. Lonplats Shareholders' Agreement

The Lonplats Shareholders' Agreement governs the relationship between LSA UK and Incwala Platinum as shareholders in each of WPL and EPL, with effect from Completion.

Parties

The parties to the Lonplats Shareholders' Agreement are LSA UK, Incwala Platinum, WPL and EPL.

Director provisions

Incwala Platinum may appoint such proportion of the board of directors of each of WPL and EPL as will be as near as possible equal to its proportionate shareholding in WPL or EPL provided that for so long as it holds not less than an 18.0 per cent. shareholding in Lonplats, it shall be entitled to appoint two non-executive directors. Up to and including the Charter Satisfaction Date each such non-executive director must be an HDSA. LSA UK will have the right to appoint such number of non-executive and executive directors to the boards of WPL and EPL as it thinks fit, including the managing director, the finance director and the chairman.

Share Transfers

Subject to certain exceptions and to the terms of the Incwala Shareholder Loan Agreement, the Incwala Preference Share Subscription Agreement, the Incwala Resources Option Agreement and the Lonplats Call Option Agreement, Incwala Platinum may not transfer any of its shares in either WPL or EPL:

(a) up to and including the Charter Satisfaction Date (as defined in the Lonplats Shareholders' Agreement);

(b) for so long as any Preference Shares remain to be redeemed or any other amount is owed by Incwala Platinum under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonmin Call Option Agreement remains outstanding;

(c) for so long as any amount owed by any HDSA Investor remains outstanding under any Vendor Financing Agreement, HDSA Financing Agreement or any Counter-Indemnity;

(d) for so long as Lonmin has any liability (actual or contingent) under the Vendor Financing Indemnity or any Lonmin Option Agreement; or

(e) for so long as Lonmin has made a payment under the Vendor Financing Indemnity or any Lonmin Option Agreement, which payment Lonmin has not recovered in full from the HDSA Investor in respect of whom the payment was made.

Subject to the above restrictions, share transfers by Incwala Platinum will be subject to general pre-emption rights in favour of LSA UK. Prior to the Charter Satisfaction Date, share transfers by LSA UK and new issues of shares by WPL or EPL of up to an aggregate amount of 8.0 per cent. of the issued voting share capital of WPL or EPL, in each case to an HDSA-controlled company or entity, will be subject to general pre-emption rights in favour of Incwala Platinum. Several exclusions will apply to these pre-emption rights in favour of Incwala Platinum to enable HDSA-controlled companies or entities other than Incwala Platinum to own shares in WPL and EPL in certain circumstances.

If LSA UK intends to transfer 75.0 per cent. or more of the issued voting share capital (on a fully diluted basis) of WPL and EPL, and provided that all amounts owed to Lonmin pursuant to any Vendor Financing Agreement, HDSA Financing Agreement, Counter-Indemnity, Vendor Financing Indemnity, Lonmin Option Agreement or Intercreditor Agreement have been paid (and that Lonmin has no outstanding liability under any of those agreements), LSA UK shall (if so requested by Incwala Platinum) procure that Incwala Platinum is able to transfer its shares to the same transferee. If, in such circumstances, LSA UK is not able to procure a transfer of those shares held by Incwala Platinum, LSA UK shall not transfer its shares.

Except as described above, there are no restrictions on the transfer by LSA UK of any of its shares in WPL or EPL.

Incwala Platinum shall in certain circumstances be required to offer its shares for sale in accordance with the pre-emption provisions. The circumstances include if Incwala Platinum or Incwala Resources is liquidated or wound up, is subject to any act of insolvency, is de-registered, placed under judicial management, defaults in paying any of its liabilities as they fall due, ceases to be HDSA-controlled before the Charter Satisfaction Date or suffers a change of control.

Minority Protections

For so long as any Preference Shares remain to be redeemed or any amounts owed by Incwala Platinum or Incwala Resources under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonplats Call Option Agreement remain outstanding, and Incwala Platinum holds not less than 18.0 per cent. of the issued voting shares in each of WPL and EPL, certain actions of WPL or EPL will require the prior written approval of Incwala Platinum. The material actions which require the prior written approval of Incwala Platinum are altering its memorandum or articles of association, issuing new shares of any class, reducing its share capital, altering any rights attaching to its shares in a way that could affect the voting or economic rights of Incwala Platinum, declaring a dividend or other distribution of its non-cash assets, entering into material contracts, disposing of or creating encumbrances over its assets (subject to various exceptions), incurring material financial indebtedness (other than trade credit in the ordinary course of business), making any material change to its business, passing any resolution for its winding-up or applying for the appointment of a judicial manager.

After all the Preference Shares have been redeemed, all amounts owed by Incwala Platinum and Incwala Resources under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonplats Call Option Agreement have been paid in full, and for so long as Incwala Platinum holds not less than 18.0 per cent. of the issued voting shares in each of WPL and EPL, certain actions of each of WPL and EPL will continue to require the prior written approval of Incwala Platinum. The material actions which require the prior written approval of Incwala Platinum are the same as those specified in the preceding paragraph save that the prior written approval of Incwala Platinum will not

be required before WPL or EPL (as the case may be) is, permitted to, create any encumbrance over its assets, incur material financial indebtedness, declare a dividend or make a distribution of its non-cash assets. However, in addition, the prior written consent of Incwala Platinum will be required prior to entering into certain related party contracts.

Loans from the Lonmin Group

The Lonplats Shareholders' Agreement contains certain restrictions in relation to loans made to WPL and/or EPL by any member of the Lonmin Group if such loans are not at arm's length terms or on normal commercial terms. In particular, LSA UK must ensure that, for so long as any Preference Shares issued by Incwala Platinum remain to be redeemed or any amount is owed by Incwala Platinum pursuant to the Incwala Preference Share Subscription Agreement, LSA UK shall procure that WPL or EPL, as the case may be, shall not:

(a) make any repayment of principal on any such loans until all the Preference Shares have been fully redeemed and all amounts owed by Incwala Platinum under the Incwala Preference Share Subscription Agreement have been paid or otherwise settled; or

(b) pay any interest on such loans if to do so would prevent WPL or EPL, as the case may be, from paying a sufficient dividend to enable Incwala Platinum to pay, amongst other things, its taxes, reasonable operational expenditure, amounts of principal outstanding under the Incwala Shareholder Loan Agreement, dividends in respect of the Preference Shares, make mandatory scheduled capital redemption payments in respect of the Preference Shares and pay amounts into a reserve account in accordance with the Incwala Preference Share Subscription Agreement.

Dividend Policy

LSA UK, Incwala Platinum, WPL and EPL have agreed that, to the extent permitted by law, and for so long as any Preference Shares remain to be redeemed or any amounts owed by Incwala Platinum or Incwala Resources under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonmin Call Option Agreement remain outstanding, WPL and EPL will each declare a dividend at least twice in respect of their respective financial years. Each such dividend will be in an amount equal to the aggregate of WPL's or EPL's, as the case may be, earnings before interest, tax, depreciation and amortisation, less actual capital expenditure, any payment to the Rehabilitation Trust Fund (as such term is defined in the Lonplats Shareholders' Agreement), any amounts in respect of any debt that is required to be repaid (including any debt which is approved by Incwala Resources under the minority protection provisions described above), working capital and payments made in respect of any taxes. After all of the Preference Shares have been redeemed and all amounts owed by Incwala Platinum and Incwala Resources under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonplats Call Option Agreement have been paid in full, the board (acting unanimously) shall determine the amount of dividends to be declared. In the absence of unanimity of the board, a dividend in an amount equal to 50.0 per cent. of the amount specified above is, to the extent permitted by law, to be declared in respect of each relevant financial year.

16. Incwala Shareholder Loan Agreement

Parties

The parties to the Incwala Shareholder Loan Agreement are Incwala Resources and Incwala Platinum.

Purpose

The Incwala Shareholder Loan Agreement provides for Incwala Resources to advance to Incwala Platinum two loans. The first loan is for the amount of the ZAR Equivalent of US$177.0 million and is to be used to fund Incwala Platinum's acquisition of shares in Lonplats from the HDSA Investors. The second loan is for the amount of the ZAR Equivalent of US$179.6 million and is to be used to fund Incwala Platinum's acquisition of shares in Lonplats from LSA UK. The first loan is available immediately after the subscription by Lonmin, IDC, SAWIMIH and the LEM Trust for ordinary shares in Incwala Resources. The second loan is to be available immediately after the subscription by each of the HDSA Investors for ordinary shares in Incwala Resources. Any amount of the first loan not used towards the acquisition from the HDSA Investors can be used towards the acquisition from LSA UK.

Compulsory Offers

If Lonmin acquires any of the LEM Trust's or the relevant HDSA Parent's shares in an HDSA Investor pursuant to the relevant Intercreditor Agreement, it must first offer the shares pro rata to the other ordinary shareholders at a discounted price of 70.0 per cent. of the net asset value of the relevant HDSA Investor on a pro rata basis. If the other HDSA Investors do not accept the offer, Lonmin agrees to use its best endeavours to place the shares with eligible HDSA-controlled companies or entities. If Lonmin fails to place the shares, they will then be offered to Implats for placing with eligible HDSA-controlled companies or entities.

Similarly, if at any time after the relevant Intercreditor Agreement to which the HDSA Investor is a party has ceased to have effect, but before the Final Date, the relevant HDSA Parent or the LEM Trust commits a material breach of undertaking, ceases to be HDSA-controlled or suffers an insolvency event, it must offer its shares in the relevant HDSA Investor pro rata to the other HDSA Investors, then to Implats and then to Lonmin, on the same terms and following the same procedures as outlined above in the summary of the Incwala Resources Relationship Agreement.

The above provisions apply in each case to the Bapo Relationship Agreement, but references to the LEM Trust are not applicable.

18. IDC Agreement

Pursuant to the provisions of the Incwala Preference Share Subscription Agreement referred to in paragraph 13 of this Part 3, each of Incwala Resources and Incwala Platinum has agreed to provide customary warranties to the Preference Shareholders relating to themselves and, to the best of their knowledge and belief, and subject to various disclosures provided by each of EPL and WPL or Lonmin, each of WPL and EPL (the **Warranties**).

As a condition to it agreeing to subscribe for 23.56 per cent. of the ordinary shares in Incwala Resources (at an aggregate subscription price of the ZAR Equivalent of US$81.7 million), the IDC has required Lonmin to enter into an agreement with it (the **IDC Agreement**), the principal terms of which are as follows:

(a) subject to the other terms of the agreement, Lonmin agrees to indemnify the IDC for the amount of any loss which may be suffered by the IDC as a direct result of a breach by Incwala Resources or Incwala Platinum of any of the Warranties, which breach arises from any disclosure or non-disclosure made by EPL, WPL or Lonmin to the Preference Shareholders;

(b) the IDC will only be able to bring a claim under the agreement if and to the extent that the Preference Shareholders make a claim against Incwala Platinum and/or Incwala Resources or exercise the put option granted by Incwala Resources to the Preference Shareholders, pursuant to the Incwala Resources Option Agreement, over all of the Preference Shares then outstanding, in either case, as a direct result of a breach of Warranty;

(c) Lonmin's maximum liability for any claim that may be brought by the IDC under the agreement is not to exceed its subscription price for ordinary shares in Incwala Resources (plus interest);

(d) no claim can be brought by the IDC under the agreement after the third anniversary of Completion; and

(e) the agreement contains a number of other protections in favour of Lonmin which are customary in the context of a subscriber for shares in a company seeking to obtain warranties and/or indemnities from that company or its existing holding company.

be required before WPL or EPL (as the case may be) is, permitted to, create any encumbrance over its assets, incur material financial indebtedness, declare a dividend or make a distribution of its non-cash assets. However, in addition, the prior written consent of Incwala Platinum will be required prior to entering into certain related party contracts.

Loans from the Lonmin Group

The Lonplats Shareholders' Agreement contains certain restrictions in relation to loans made to WPL and/or EPL by any member of the Lonmin Group if such loans are not at arm's length terms or on normal commercial terms. In particular, LSA UK must ensure that, for so long as any Preference Shares issued by Incwala Platinum remain to be redeemed or any amount is owed by Incwala Platinum pursuant to the Incwala Preference Share Subscription Agreement, LSA UK shall procure that WPL or EPL, as the case may be, shall not:

(a) make any repayment of principal on any such loans until all the Preference Shares have been fully redeemed and all amounts owed by Incwala Platinum under the Incwala Preference Share Subscription Agreement have been paid or otherwise settled; or

(b) pay any interest on such loans if to do so would prevent WPL or EPL, as the case may be, from paying a sufficient dividend to enable Incwala Platinum to pay, amongst other things, its taxes, reasonable operational expenditure, amounts of principal outstanding under the Incwala Shareholder Loan Agreement, dividends in respect of the Preference Shares, make mandatory scheduled capital redemption payments in respect of the Preference Shares and pay amounts into a reserve account in accordance with the Incwala Preference Share Subscription Agreement.

Dividend Policy

LSA UK, Incwala Platinum, WPL and EPL have agreed that, to the extent permitted by law, and for so long as any Preference Shares remain to be redeemed or any amounts owed by Incwala Platinum or Incwala Resources under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonmin Call Option Agreement remain outstanding, WPL and EPL will each declare a dividend at least twice in respect of their respective financial years. Each such dividend will be in an amount equal to the aggregate of WPL's or EPL's, as the case may be, earnings before interest, tax, depreciation and amortisation, less actual capital expenditure, any payment to the Rehabilitation Trust Fund (as such term is defined in the Lonplats Shareholders' Agreement), any amounts in respect of any debt that is required to be repaid (including any debt which is approved by Incwala Resources under the minority protection provisions described above), working capital and payments made in respect of any taxes. After all of the Preference Shares have been redeemed and all amounts owed by Incwala Platinum and Incwala Resources under the Incwala Preference Share Subscription Agreement and/or the Incwala Resources Option Agreement and/or the Lonplats Call Option Agreement have been paid in full, the board (acting unanimously) shall determine the amount of dividends to be declared. In the absence of unanimity of the board, a dividend in an amount equal to 50.0 per cent. of the amount specified above is, to the extent permitted by law, to be declared in respect of each relevant financial year.

16. Incwala Shareholder Loan Agreement

Parties

The parties to the Incwala Shareholder Loan Agreement are Incwala Resources and Incwala Platinum.

Purpose

The Incwala Shareholder Loan Agreement provides for Incwala Resources to advance to Incwala Platinum two loans. The first loan is for the amount of the ZAR Equivalent of US$177.0 million and is to be used to fund Incwala Platinum's acquisition of shares in Lonplats from the HDSA Investors. The second loan is for the amount of the ZAR Equivalent of US$179.6 million and is to be used to fund Incwala Platinum's acquisition of shares in Lonplats from LSA UK. The first loan is available immediately after the subscription by Lonmin, IDC, SAWIMIH and the LEM Trust for ordinary shares in Incwala Resources. The second loan is to be available immediately after the subscription by each of the HDSA Investors for ordinary shares in Incwala Resources. Any amount of the first loan not used towards the acquisition from the HDSA Investors can be used towards the acquisition from LSA UK.

Drawings

Incwala Resources shall not be entitled to require the repayment, and Incwala Platinum shall not make the repayment, of the loans provided under the Incwala Shareholder Loan Agreement until the Preference Shares have been redeemed in full or all the Preference Shares have been put to Incwala Resources by the Preference Shareholders in accordance with the Incwala Resources Option Agreement (as such term is defined in the Completion Agreement).

Interest

The loan made under the Incwala Shareholder Loan Agreement is, other than in respect of default interest, interest free.

Security

The obligations of Incwala Platinum to Incwala Resources under the Incwala Shareholder Loan Agreement are secured by way of a pledge of Incwala Platinum's shares in Lonplats.

Representation, Undertakings and Events of Default

Incwala Platinum does not make any representations under the Incwala Shareholder Loan Agreement.

Incwala Platinum covenants to comply with its obligations under the Incwala Shareholder Loan Agreement, to only use the advances for the prescribed purposes and to ensure that its obligations under the Incwala Shareholder Loan Agreement rank at least pari passu with its other indebtedness.

The events of default under the Incwala Shareholder Loan Agreement are Incwala Platinum failing to pay any amount due under the loan on the due date or breaching any other material provision or term of the Incwala Shareholder Loan Agreement.

17. Relationship Agreements

The Relationship Agreements set out the arrangements agreed between Lonmin, Implats, the HDSA Investors and others concerning, *inter alia*, the implementation of the Proposal and the commitment of the HDSA Investors to being HDSA-controlled entities on and from Completion, which will assist Implats in claiming Equity Credits under the Charter. There are five Relationship Agreements in total: the Incwala Resources Relationship Agreement, and four HDSA Investor Relationship Agreements, to be entered into by each of the four HDSA Investors.

Each Relationship Agreement shall remain in force until 1st May 2014, or such earlier date as both Implats and Lonmin may determine, following receipt of confirmation that each will be granted Equity Credits to its satisfaction and that such Equity Credits will be retained until 2014 (the **Final Date**).

(a) Incwala Resources Relationship Agreement

Parties

The parties to the Incwala Resources Relationship Agreement are Implats, Incwala Resources, each of the HDSA Investors and Lonmin.

HDSA Investor Undertakings

Each HDSA Investor undertakes to Implats that it is an HDSA-controlled entity at Completion and will remain so until the later of a listing and the Final Date. In addition, each HDSA Investor undertakes to Implats that (prior to the Final Date or, if earlier, the listing of the ordinary shares in Incwala Resources) they shall collectively own in excess of 50.0 per cent. of the issued ordinary shares in Incwala Resources, control in excess of 50.0 per cent. of the voting rights and be entitled to appoint (and will appoint) in excess of 50.0 per cent. of the directors of Incwala Resources. Furthermore, each HDSA Investor undertakes to Implats in the same terms that it will not alter, without Implats' prior written consent, certain restrictions contained in the memorandum or articles of association of Incwala Resources (including certain restrictions on the variation of rights attaching to its shares, transfer of shares to non-HDSAs and the appointment of, and voting rights of, non-HDSA directors).

Incwala Resources Undertakings

Incwala Resources undertakes to Implats that until the Final Date it will not issue any further shares or vary any rights attaching to such shares which would result in it ceasing to be HDSA-controlled, will own and control Incwala Platinum and will be entitled to appoint the directors of Incwala Platinum, the majority of whom will be HDSAs.

In addition, Incwala Resources undertakes that until the earlier of a listing or the Final Date it will not undertake certain actions which could result in Incwala Resources ceasing to be an HDSA-controlled company, including registering certain share transfers or permitting a non-HDSA director to have a loaded or casting vote. If the Final Date occurs before a listing, Incwala Resources undertakes to Implats that the majority of the directors will be HDSAs.

Transfer Restrictions

The HDSA Investors agree that they will not sell or otherwise encumber their shares in Incwala Resources if any such sale or encumbrance would result in Incwala Resources ceasing to be an HDSA-controlled company. Incwala Resources gives a similar undertaking, subject to the terms and conditions of the Lonplats Shareholders' Agreement, in respect of its shareholding in Incwala Platinum.

Compulsory offer of shares in Incwala Resources

If any HDSA Investor commits a material breach of any undertaking given by it or of the transfer restrictions, or suffers an insolvency event, it must first offer its shares in Incwala Resources pro rata to the other HDSA Investors at a discounted price of 70.0 per cent. of the net asset value of Incwala Resources on a pro rata basis. If the other HDSA Investors do not purchase such discounted shares, such shares will be offered to Implats at the same price for placing with eligible HDSA-controlled companies or entities. If Implats fails to place the shares, they will then be offered to Lonmin for placing with eligible HDSA-controlled companies or entities.

Lonplats Call Option

If Lonmin acquires any of Incwala Platinum's shares in EPL or WPL upon exercising its rights under the Lonplats Call Option Agreement it agrees to use its best endeavours to place these shares with HDSAs at a market-related price.

(b) HDSA Investor Relationship Agreements

The HDSA Investor Relationship Agreements are agreements under which each HDSA Investor gives certain undertakings to Implats. The terms of the Bapo Relationship Agreement differ slightly from those of the other HDSA Investors and the key differences are outlined below. The agreements are otherwise substantially on the same terms.

Parties

The parties to each HDSA Investor Relationship Agreement are the relevant HDSA Investor, its relevant HDSA Parent, Implats, Lonmin and (other than in the case of the Bapo Relationship Agreement) the LEM Trust.

Undertakings of each HDSA Investor, its HDSA Parent and the LEM Trust

Each of the HDSA Investors, its HDSA Parent and (other than in the case of the Bapo Relationship Agreement) the LEM Trust undertakes that it is and will remain an HDSA-controlled company or entity until the Final Date and that it will not undertake certain actions which could result in it ceasing to be an HDSA-controlled company or entity, including registering certain share transfers, permitting a non-HDSA director to have a loaded or casting vote or issuing shares to non-HDSA-controlled companies or entities. These restrictions will be contained in the articles of association of the relevant HDSA Investor and it undertakes that they will not be altered without Implats' prior written consent before the Final Date.

Transfer Restrictions

Each HDSA Parent and (other than in the case of the Bapo Relationship Agreement) the LEM Trust agrees to be bound by transfer restrictions in respect of its shares in the relevant HDSA Investor on similar terms to those set out in the Incwala Resources Relationship Agreement.

Compulsory Offers

If Lonmin acquires any of the LEM Trust's or the relevant HDSA Parent's shares in an HDSA Investor pursuant to the relevant Intercreditor Agreement, it must first offer the shares pro rata to the other ordinary shareholders at a discounted price of 70.0 per cent. of the net asset value of the relevant HDSA Investor on a pro rata basis. If the other HDSA Investors do not accept the offer, Lonmin agrees to use its best endeavours to place the shares with eligible HDSA-controlled companies or entities. If Lonmin fails to place the shares, they will then be offered to Implats for placing with eligible HDSA-controlled companies or entities.

Similarly, if at any time after the relevant Intercreditor Agreement to which the HDSA Investor is a party has ceased to have effect, but before the Final Date, the relevant HDSA Parent or the LEM Trust commits a material breach of undertaking, ceases to be HDSA-controlled or suffers an insolvency event, it must offer its shares in the relevant HDSA Investor pro rata to the other HDSA Investors, then to Implats and then to Lonmin, on the same terms and following the same procedures as outlined above in the summary of the Incwala Resources Relationship Agreement.

The above provisions apply in each case to the Bapo Relationship Agreement, but references to the LEM Trust are not applicable.

18. IDC Agreement

Pursuant to the provisions of the Incwala Preference Share Subscription Agreement referred to in paragraph 13 of this Part 3, each of Incwala Resources and Incwala Platinum has agreed to provide customary warranties to the Preference Shareholders relating to themselves and, to the best of their knowledge and belief, and subject to various disclosures provided by each of EPL and WPL or Lonmin, each of WPL and EPL (the **Warranties**).

As a condition to it agreeing to subscribe for 23.56 per cent. of the ordinary shares in Incwala Resources (at an aggregate subscription price of the ZAR Equivalent of US$81.7 million), the IDC has required Lonmin to enter into an agreement with it (the **IDC Agreement**), the principal terms of which are as follows:

(a) subject to the other terms of the agreement, Lonmin agrees to indemnify the IDC for the amount of any loss which may be suffered by the IDC as a direct result of a breach by Incwala Resources or Incwala Platinum of any of the Warranties, which breach arises from any disclosure or non-disclosure made by EPL, WPL or Lonmin to the Preference Shareholders;

(b) the IDC will only be able to bring a claim under the agreement if and to the extent that the Preference Shareholders make a claim against Incwala Platinum and/or Incwala Resources or exercise the put option granted by Incwala Resources to the Preference Shareholders, pursuant to the Incwala Resources Option Agreement, over all of the Preference Shares then outstanding, in either case, as a direct result of a breach of Warranty;

(c) Lonmin's maximum liability for any claim that may be brought by the IDC under the agreement is not to exceed its subscription price for ordinary shares in Incwala Resources (plus interest);

(d) no claim can be brought by the IDC under the agreement after the third anniversary of Completion; and

(e) the agreement contains a number of other protections in favour of Lonmin which are customary in the context of a subscriber for shares in a company seeking to obtain warranties and/or indemnities from that company or its existing holding company.

Overview of Legislation

The regulatory regime in the South African mining industry is going through a period of fundamental change.

The Mining and Empowerment Legislation, which consists of the MPRDA, the Charter, the Charter Scorecard and the Mining Titles Registration Act introduced a new system of custodianship and licensing of mineral rights in South Africa. This new system is linked to requirements that mining companies achieve certain HDSA ownership and empowerment criteria in relation to their South African assets. The Mining and Empowerment Legislation provides that, amongst other things, at least 15 per cent. of a company (or equivalent units of production) must be owned by HDSAs within five years, and at least 26 per cent. within ten years. The MPRDA came into force on 1st May, 2004. In addition, mining companies operating in South Africa are required to apply to convert their existing mining and prospecting licences into new mining and prospecting licences.

Until the Mining and Empowerment Legislation, unlike most other countries, the majority of mineral rights (which include mining and prospecting rights) in South Africa were privately held and did not vest in the South African state. The Mining and Empowerment Legislation changes the current ownership and regulatory regime so that all mineral rights in South Africa will be under the custodianship of, and regulated by, the South African state. A wide range of factors set out in the Charter and the Charter Scorecard, including HDSA empowerment, HDSA advancement in the workplace and the development of the communities in which the applicant company operates will be considered by the Minister for Minerals and Energy when considering applications to convert existing mining and prospecting licences. Existing licences must be converted into the new licences within five years and two years respectively, and, to do so, the Charter and Charter Scorecard criteria must be satisfied, or undertakings given that they will be satisfied, by that time.

The Charter and Charter Scorecard

The Charter was published in its current form in October, 2002 and provides for HDSA empowerment in the South African mining industry, in accordance with the objectives of the MPRDA. The Charter Scorecard consists of a score sheet on which companies will monitor and record compliance with the Charter during the relevant five and ten year periods.

The Charter's stated objectives are to:

- promote equitable access to South Africa's mineral resources for all the people of South Africa (the Charter provides that HDSA participation in the mining industry should be increased on a willing-seller, willing-buyer basis, at fair market value);
- expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from South Africa's mineral resources;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour; and
- promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

In addition, the Charter requires, among other things, that mining companies:

- offer every employee the opportunity to become functionally literate and numerate by the year 2005;
- prepare detailed plans for achieving 40 per cent. HDSA management and 10 per cent. participation by women in the mining industry, in each case within five years; and
- give HDSAs preferred supplier status and show a commitment to the progression of the procurement from HDSAs of capital goods, services and consumables over a three to five year time-frame.

As to the 15 per cent. (within five years) and 26 per cent. (within ten years) HDSA ownership targets, ownership can comprise, active involvement through:

- HDSA companies (where HDSAs own at least 50 per cent. plus one share of the company and have management control);

- strategic joint ventures or partnerships (where HDSAs own at least 25 per cent. plus one vote and have joint management and control);

- collective investment vehicles (the majority ownership of which is HDSA based), or

passive involvement (particularly through broad-based vehicles such as employee stock option plans) where ownership is at any level but with no involvement in management.

The Charter envisages measuring progress against the HDSA ownership targets, including by:

- taking into account, among other things, attributable units of production controlled by HDSAs; and
- allowing flexibility by offsetting so that, for example, where HDSA participation exceeds any set target in one operation, the excess may be offset against shortfalls in another operation.

The Minister for Minerals and Energy may also take a flexible approach when considering a company's compliance with the broader objectives under the Charter Scorecard, implying that overachievement in one area may offset underachievement in another.

Description of Lonplats' Mining Interests

Lonplats consists of WPL and EPL.

Lonplats comprises Lonmin's principal operating subsidiaries and accounts for all of Lonmin's turnover.

WPL operates the Western Platinum Mine, the Karee Mine, a smelter complex, a base metals refinery and a precious metals refinery. The approximate geographical extent of the Western Platinum Mine and the Karee mine, together, is 10,190 hectares.

EPL operates the Eastern Platinum Mine, which has an approximate geographical extent of 4,149 hectares. EPL holds a 42.5 per cent. interest in the Pandora joint venture with Anglo American Platinum Corporation, Bapo Ba Mogale Mining Company (Proprietary) Limited, Mvelaphanda Resources Limited (previously Northam Platinum Limited) and certain others (which is summarised in paragraph 3(a) of Part 6 of this document).

Lonplats' production is marketed and sold through Western Metal Sales Limited, a wholly-owned subsidiary of Lonmin.

Lonplats' mines and mining licences

All of WPL's and EPL's mines and WPL's smelter and base metal refinery are located in the Marikana district in the North West Province of South Africa. The mines cover a total strike length of approximately 27 kilometres at an average depth of 360 metres, in two platinum bearing "reefs" known as UG2 and Merensky. Most of Lonplats' mining is undertaken underground, although open cast mining is being carried out at all of Lonplats' operational units and will continue to be carried out for approximately the next two years.

During the 12 months to 30th September, 2003, Lonplats' operations milled a total of 14,208,000 tonnes of ore, which resulted in a refined total PGM production of 1,757,757 ounces (932,867 ounces of which was platinum). During the six months to 31st March, 2004, Lonplats' operations milled a total of 7,228,000 tonnes of ore, which resulted in a refined total PGM production of 732,777 ounces (404,574 ounces of which was platinum).

Lonplats current licences - for its mining operations are set out in the table below:

Title / Licence	Property (Surface & Mineral Rights)	Approximate size (hectares)	Beneficial owner of Mineral Rights	Royalty
Western Platinum Mine				
(1) Mining Licence No. 8/1995	Portions of the farms Middelkraal 466 JQ, Elandsdrift 467 JQ, Zwartkoppies 296 JQ, Kafferskraal 342 JQ and Rooikoppies 29JQ	10,190	WPL	Nil
(2) Mining Licence No. 45/2004	Wonderkop 400 JQ	2,937	WPL by virtue of Notarial Lease of Mineral Rights K1578/75 RM read with Mining Lease 16/77 and Notarial Tributing Agreement between EPL and WPL No. 42/03	Yes
(3) Mining Permit No. MP6/2004	Remaining Extent of Portion 2 of the Farm Elandsdrift 467 JQ and various portions of the Farm Kafferskraal, 342 JQ	225	WPL	Nil

Title / Licence	Property (Surface & Mineral Rights)	Approximate size (hectares)	Beneficial owner of Mineral Rights	Royalty
(4) Mining Permit No. MP7/2004	Certain parts of Portions 10, 11, 14 and 15 of the Farm Brakspruit, 299 JQ	281	WPL	Nil
Eastern Platinum Mine				
(5) Mining Licence No. 24/94	(a) Mineral Area No. 3 (measuring 16.4005 hectares in extent) situated on the Remaining Extent of Portion 10; (b) Mineral Area No. 4 (measuring 19.2437 hectares in extent) situated on Portion 25; and (c) Mineral Area No. 5 (measuring 130.7597 hectares in extent) situated on Portions 20 to 24; all of the farm Buffelsfontein 465 JQ.	167	EPL	Nil
(6) Mining Licence No. 25/94	Mineral Area No. 4 of the Farm Middelkraal No. 466 JQ	62	EPL	Nil
(7) Mining Licence No. 3/96	(a) Remainder of the farm Turffontein No. 462 JQ; (b) Remainder of Portion 1 of the farm Kafferskraal 460 JQ; (c) Portion 6 of the Farm Kareespruit No. 407 JQ; (d) Portion 2 of the farm Modderspruit No. 461 JQ; and (e) Remainder of Portion 5 of the farm Boschfontein No. 458 JQ.	3,823	EPL by virtue of Notarial Lease of Mineral Rights K1578/75RM read with Mining Lease No. 1/94	Yes
(8) Mining Licence No. 81/2004	Portions of the farms Uitvalgrond 416 JQ, Rookoppies 417 JQ and Hartebeestpoort B410 JQ	6000	State and Rustenburg Platinum Mines Limited	Yes

PGM reserves

Lonplats' reserves of PGMs and gold at 30th September, 2003 amounted to a total of 75.78 million troy ounces, of which 2.76 million troy ounces were proved and 73.02 million troy ounces were probable.

Further analysis of Lonplats' mineral reserves as at 30th September, 2003 is as follows:

	Mineral reserves (millions)	Tons grade (g/t)	*5PGM + Au (Ounces, millions)	Platinum (Ounces, millions)	**OPGMs (Ounces, millions)
Merensky Reef					
Total proved	4.2	3.7	0.50	0.28	0.22
Total probable	188.2	4.3	26.07	14.47	11.60
Total	**192.4**	**4.3**	**26.57**	**14.75**	**11.82**
UG2 Reef					
Total proved	13.5	5.2	2.26	1.09	1.17
Total probable	278.6	5.2	46.95	22.76	24.19
Total	**292.1**	**5.2**	**49.21**	**23.85**	**25.36**
Total proved	17.7	4.9	2.76	1.37	1.39
Total probable	466.8	4.9	73.02	37.23	35.79
Total	**484.5**	**4.9**	**75.78**	**38.60**	**37.18**

Notes:

* 5PGM + Au means platinum, palladium, rhodium, ruthenium, iridium and gold

** OPGM means palladium, rhodium, ruthenium, iridium and gold

Source:

Mineral Reserve Statement prepared internally by Lonmin (in compliance with the South African Code for Reporting of Mineral Resources and Mineral Reserves).

Despite not being a PGM, gold is included in the table above since it occurs within the two reefs mined by Lonplats and, as a saleable precious metal, is generally regarded as a product rather than a by-product.

Lonplats' mining operations currently include ten operational shafts and six operational open cast pits. Two new vertical shafts are being sunk as part of Lonplats' capital expenditure programme and are expected to be completed in 2006. The programme is expected to increase production capacity to around one million ounces of platinum per annum in 2008. Open cast mine production is expected to have ceased by the time that the new shafts are brought into production. Currently, approximately 80.0 per cent. of PGMs produced by Lonplats are extracted from underground operations with the remainder extracted through open cast operations.

Based on the current rate of mining, Lonmin estimates that its reserves amount to the equivalent of approximately 43 years of production at current production levels. Assuming successful implementation of Lonplats' capital expenditure programme, the rate of mining would increase thereby, assuming no development of new reserves, reducing the reserves to an expected equivalent of approximately 33 years of production.

PART 6

Additional Information

1. Lonmin Plc

Lonmin was incorporated under the name London and Rhodesian Mining and Land Company, Limited on 13th May, 1909 under the Companies (Consolidation) Act 1908 as a company limited by shares and registered in England and Wales with registered number 103002. On 6th May, 1963 it changed its name to Lonrho Limited. On 30th March, 1982 it was re-registered as a public limited company under the Companies Acts 1948 to 1980 and changed its name to Lonrho Public Limited Company. On 18th March, 1999 it changed its name to Lonmin Public Limited Company.

The registered and head office of Lonmin is at 4 Grosvenor Place, London SW1X 7YL.

2. Interests in shares

As at 8th September, 2004 (the latest practicable date prior to the publication of this document) insofar as is known to Lonmin, the following persons (other than the Directors and Lonmin itself, by virtue of it holding treasury shares) were, directly or indirectly, interested in 3.0 per cent. or more of Lonmin's issued share capital (calculated exclusive of treasury shares):

Shareholder	Number of Shares	Percentage of Lonmin's issued ordinary share capital
Prudential plc	17,177,999	12.14
Threadneedle Asset Management Limited (American Express)	16,910,842	11.94
Threadneedle Asset Management Limited (Zurich)	7,405,658	5.23
Aegon UK plc	5,594,615	3.95
Legal and General Investment Management Limited	4,337,127	3.06

3. Material contracts of the Lonmin Group

Other than the Principals' Agreement (details of which are set out in Part 2 of this document), as at the date of this document, no other contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Lonmin Group which contain any provisions under which any member of the Lonmin Group has any obligation or entitlement which is material to the Lonmin Group as at the date of this document.

Save as set out below there are no contracts, not being contracts entered into in the ordinary course of business (and which are or may be material) which have been entered into by any member of the Lonmin Group within the two years immediately preceding the publication of this document:

(a) On 12th February, 2003, EPL entered into a joint venture agreement with Rustenburg Platinum Mines Limited, Bapo Ba Mogale Mining Company (Proprietary) Limited, Mvelaphanda Resources Limited (previously Northam Platinum Limited) and certain others, to prospect and mine for PGMs in the UG2 and Merensky "reefs" in the North West Province of South Africa.

Following contributions made by each of the parties to the initial capital expenditure of the joint venture, EPL has a participating interest of 42.5 per cent. Any further funding requirements and all profits and losses of the joint venture are shared in proportion to each party's interest.

The affairs of the joint venture are administered and governed by an executive committee consisting of representatives from each party, but the day to day management of the joint venture is, subject to the overall control and direction of the executive committee, conducted by EPL.

(b) On 30th September, 2003 Lonmin issued approximately US$215.8 million unsubordinated unsecured convertible bonds due 2008 (the **Bonds**) and convertible into ordinary shares of Lonmin.

The Bonds were issued at par. The coupon on the Bonds is 3.75 per cent per annum payable semi-annually in arrears. If not converted or previously redeemed the Bonds will be redeemed at par on 30th September 2008.

(c) On 16th February, 2004 Lonmin entered into an unsecured credit facility arranged by Lloyds TSB Bank plc (**Lloyds**) of up to US$600.0 million (the **2004 Facility**), which was structured as a US$200.0 million 364 days revolving credit facility with a term out option (not to terminate later than two years from the date of the 2004 Facility) facility, a US$200.0 million 364 day revolving credit facility with a term out option (not to terminate later than three years from the date of the 2004 Facility) facility and a US$200.0 million five year facility. The facility was to be used by Lonmin to fund, in part, the acquisition by LSA UK of 18.1 per cent. of the shares in each of WPL and EPL, and otherwise for general corporate purposes, to fund working capital requirements and to reduce Lonmin's other debt.

The 2004 Facility was cancelled on 27th August, 2004 and replaced by a US$150.0 million unsecured credit facility arranged by Lloyds, entered into on 27th August, 2004 (the **New Facility**). The New Facility is structured as a US$75.0 million 364 day facility with a term out option (not to terminate later than two years from the date of the New Facility) (**Tranche 1**) and a US$75.0 million three year revolving credit facility (**Tranche 2**). The New Facility is to be used to replace the 2004 Facility, to refinance the existing indebtedness of the Group and for general corporate purposes including the acquisition by LSA UK of 18.1 per cent. of the shares in each of WPL and EPL (as referred to above). The margin on the New Facility is 0.45 per cent. per annum. An arrangement fee of US$450,000 was paid and an ongoing agency fee is payable, of £5,000 for the first year and £15,000 for each subsequent year. In addition, a commitment fee is payable in respect of Tranche 1 of 30.0 per cent. per annum of the applicable margin (being 0.45 per cent. per annum) on the lenders' available commitment under Tranche 1 and, in respect of Tranche 2, of 40.0 per cent. per annum of the applicable margin (being 0.45 per cent. per annum) on the lenders' available commitment under Tranche 2. A utilisation fee of 0.75 per cent. on amounts drawn in aggregate in excess of 50.0 per cent. of the relevant Total Commitments (as such term is defined in the New Facility) and a term out fee of 0.10 per cent. on the amount termed out are also payable.

(d) On 4th August, 2003 Lonmin announced that it had agreed to support the recommended merger of AngloGold and Ashanti (the **Merger**) by signing an undertaking to AngloGold pursuant to which Lonmin agreed to vote in favour of and support the Merger in respect of its 27.6 per cent. investment in Ashanti. Lonmin also agreed, *inter alia*, not to solicit alternative offers and not to withdraw its support for the Merger unless the Ashanti board publicly announced the withdrawal of its recommendation or if the agreement between AngloGold and Ashanti setting out the terms of the recommended merger was terminated.

The announcement of the completion of the Merger was made on 26th April, 2004. As a result of the completion of the Merger:

(i) Lonmin received repayment of the Mandatorily Exchangeable Notes and accrued interest, amounting to approximately US$79.0 million in total; and

(ii) Lonmin was allotted 10.44 million ordinary shares in the capital of the new entity resulting from the Merger, AngloGold Ashanti, equating to approximately 4.0 per cent. of that company's enlarged issued share capital.

(e) Lonmin sold, in aggregate, 3.5 million ordinary shares in AngloGold Ashanti on 4th June, 2004 and received gross proceeds of approximately US$115.8 million. On 17th June, 2004 Lonmin announced an accelerated book-built offering in relation to a further 6.94 million of its ordinary shares in AngloGold Ashanti, amounting to 2.6 per cent. of the issued share capital of the company.

An aggregate of 6.94 million ordinary shares in AngloGold Ashanti were sold by Lonmin under the book building process and Lonmin received gross proceeds of approximately US$204.7 million on 25th June, 2004.

(f) the Completion Agreement which is summarised in paragraph 1 of Part 3 of this document;

(g) the LSA UK Sale and Purchase Agreement which is summarised in paragraph 2 of Part 3 of this document;

(h) the Incwala Platinum Sale and Purchase Agreement which is summarised in paragraph 3 of Part 3 of this document;

(i) the LSA UK Subscription Agreement which is summarised in paragraph 4 of Part 3 of this document;

(j) the Lonmin Vendor Financing Agreements which are summarised in paragraph 5 of Part 3 of this document;

(k) the Security Agreements which are summarised in paragraphs 5 and 6 of Part 3 of this document;

(l) the Vendor Financing Indemnity which is summarised in paragraph 8 of Part 3 of this document;

(m) the Counter-Indemnities which are summarised in paragraph 9 of Part 3 of this document;

PART 7

Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

Andisa Inc.	Andisa Incwala Investments (Proprietary) Limited, Registered Number: 2004/017630/07, a private company incorporated under the laws of South Africa
AngloGold	AngloGold Limited, Registered Number: 1944/017354/06, a public company incorporated under the laws of South Africa
AngloGold Ashanti	AngloGold Ashanti Limited (formerly AngloGold)
Ashanti	Ashanti Goldfields Company Limited, Registered Number: FC 018023, a private company incorporated under the laws of England and Wales
Bapo Inc.	Mirror Ball Investments 0019 (Proprietary) Limited, Registered Number: 2004/004561/07, a private company incorporated under the laws of South Africa
Bapo-Lonmin Vendor Loan Agreements	the loan agreement dated 6th September, 2004 between Lonmin and Bapo Inc. in relation to the provision by Lonmin to Bapo Inc., of two loans in the aggregate amount of US$5.4 million for the purpose of assisting Bapo Inc., in purchasing shares in each of WPL and EPL, a summary of which agreement is set out in Part 3 of this document
Business Day	a day (other than a Saturday or a Sunday or public holiday) on which banks are generally open in Johannesburg and London for normal business
Cazenove	Cazenove & Co. Ltd
Certificated Shareholders	Shareholders on the SA Register who hold Certificated Shares
Certificated Shares	Shares which are represented by a Document of Title
Charter	the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (together with the Charter Scorecard), published pursuant to Section 100(2)(a) of the MPRDA under Government Gazette (No. 26661 of 13th August, 2004)
Charter Scorecard	the scorecard for the Charter published under Government Gazette No. 26661 of 13th August, 2004
Completion	completion of all of the transactions comprising the Proposal, in accordance with the Completion Agreement
Completion Agreement	the agreement dated 6th September, 2004 between Lonmin, LSA UK, WPL, EPL, Implats, Gazelle, Impala, Incwala Resources, Incwala Platinum, the HDSA Investors, the Seed Capital Investors, the HDSA Parents, the Preference Shareholders and KWJ relating to the interconditionality of the Transaction Agreements, a summary of which agreement is set out in Part 3 of this document
Completion Date	the date upon which all the conditions precedent to the Proposal (as set out in the Completion Agreement) have been fulfilled (or, as the case may be, waived) in accordance with the provisions of the Completion Agreement

(c) On 16th February, 2004 Lonmin entered into an unsecured credit facility arranged by Lloyds TSB Bank plc (**Lloyds**) of up to US$600.0 million (the **2004 Facility**), which was structured as a US$200.0 million 364 days revolving credit facility with a term out option (not to terminate later than two years from the date of the 2004 Facility) facility, a US$200.0 million 364 day revolving credit facility with a term out option (not to terminate later than three years from the date of the 2004 Facility) facility and a US$200.0 million five year facility. The facility was to be used by Lonmin to fund, in part, the acquisition by LSA UK of 18.1 per cent. of the shares in each of WPL and EPL, and otherwise for general corporate purposes, to fund working capital requirements and to reduce Lonmin's other debt.

The 2004 Facility was cancelled on 27th August, 2004 and replaced by a US$150.0 million unsecured credit facility arranged by Lloyds, entered into on 27th August, 2004 (the **New Facility**). The New Facility is structured as a US$75.0 million 364 day facility with a term out option (not to terminate later than two years from the date of the New Facility) (**Tranche 1**) and a US$75.0 million three year revolving credit facility (**Tranche 2**). The New Facility is to be used to replace the 2004 Facility, to refinance the existing indebtedness of the Group and for general corporate purposes including the acquisition by LSA UK of 18.1 per cent. of the shares in each of WPL and EPL (as referred to above). The margin on the New Facility is 0.45 per cent. per annum. An arrangement fee of US$450,000 was paid and an ongoing agency fee is payable, of £5,000 for the first year and £15,000 for each subsequent year. In addition, a commitment fee is payable in respect of Tranche 1 of 30.0 per cent. per annum of the applicable margin (being 0.45 per cent. per annum) on the lenders' available commitment under Tranche 1 and, in respect of Tranche 2, of 40.0 per cent. per annum of the applicable margin (being 0.45 per cent. per annum) on the lenders' available commitment under Tranche 2. A utilisation fee of 0.75 per cent. on amounts drawn in aggregate in excess of 50.0 per cent. of the relevant Total Commitments (as such term is defined in the New Facility) and a term out fee of 0.10 per cent. on the amount termed out are also payable.

(d) On 4th August, 2003 Lonmin announced that it had agreed to support the recommended merger of AngloGold and Ashanti (the **Merger**) by signing an undertaking to AngloGold pursuant to which Lonmin agreed to vote in favour of and support the Merger in respect of its 27.6 per cent. investment in Ashanti. Lonmin also agreed, *inter alia*, not to solicit alternative offers and not to withdraw its support for the Merger unless the Ashanti board publicly announced the withdrawal of its recommendation or if the agreement between AngloGold and Ashanti setting out the terms of the recommended merger was terminated.

The announcement of the completion of the Merger was made on 26th April, 2004. As a result of the completion of the Merger:

(i) Lonmin received repayment of the Mandatorily Exchangeable Notes and accrued interest, amounting to approximately US$79.0 million in total; and

(ii) Lonmin was allotted 10.44 million ordinary shares in the capital of the new entity resulting from the Merger, AngloGold Ashanti, equating to approximately 4.0 per cent. of that company's enlarged issued share capital.

(e) Lonmin sold, in aggregate, 3.5 million ordinary shares in AngloGold Ashanti on 4th June, 2004 and received gross proceeds of approximately US$115.8 million. On 17th June, 2004 Lonmin announced an accelerated book-built offering in relation to a further 6.94 million of its ordinary shares in AngloGold Ashanti, amounting to 2.6 per cent. of the issued share capital of the company.

An aggregate of 6.94 million ordinary shares in AngloGold Ashanti were sold by Lonmin under the book building process and Lonmin received gross proceeds of approximately US$204.7 million on 25th June, 2004.

(f) the Completion Agreement which is summarised in paragraph 1 of Part 3 of this document;

(g) the LSA UK Sale and Purchase Agreement which is summarised in paragraph 2 of Part 3 of this document;

(h) the Incwala Platinum Sale and Purchase Agreement which is summarised in paragraph 3 of Part 3 of this document;

(i) the LSA UK Subscription Agreement which is summarised in paragraph 4 of Part 3 of this document;

(j) the Lonmin Vendor Financing Agreements which are summarised in paragraph 5 of Part 3 of this document;

(k) the Security Agreements which are summarised in paragraphs 5 and 6 of Part 3 of this document;

(l) the Vendor Financing Indemnity which is summarised in paragraph 8 of Part 3 of this document;

(m) the Counter-Indemnities which are summarised in paragraph 9 of Part 3 of this document;

(n) the Lonmin Option Agreements which are summarised in paragraph 11 of Part 3 of this document;

(o) the Intercreditor Agreements which are summarised in paragraph 12 of Part 3 of this document;

(p) the Incwala Resources Option Agreement and the Lonplats Call Option Agreement, both of which agreements are summarised in paragraph 13 of Part 3 of this document;

(q) the Incwala Resources Shareholders' Agreement which is summarised in paragraph 14 of Part 3 of this document;

(r) the Lonplats Shareholders' Agreement which is summarised in paragraph 15 of Part 3 of this document;

(s) the Relationship Agreements which are summarised in paragraph 17 of Part 3 of this document; and

(t) the IDC Agreement which is summarised in paragraph 18 of Part 3 of this document.

4. Consents

Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

5. Financial and trading position

Save as disclosed in this paragraph 5 and in paragraphs 3(d) and (e) of this Part 6, there has been no significant change in the financial or trading position of the Lonmin Group since 31st March, 2004, being the date to which the latest interim unaudited financial statements have been prepared.

As announced on 3rd September, 2004 the board of Directors of Lonmin has decided to make a charge of US$42.0 million in the accounts for the year ended 30th September, 2004 in respect of the winding up of the legacy SUITS pension scheme. The charge will be treated as an exceptional item in the accounts for the year to 30th September, 2004.

6. Directors and South African statutory information

The Directors, their respective functions and nationalities are as follows:

Director	Office	Nationality
Sir John Craven	Non-executive Chairman	British and Canadian
Ian Farmer	Executive Director - Business Development and Marketing	British and South African
Peter Godsoe	Non-executive	Canadian
Michael Hartnall	Non-executive	British
Peter Ledger	Executive Director - Platinum Operations	South African
Brad Mills	Chief Executive	United States of America
Roger Phillimore	Non-executive Deputy Chairman	British and South African
John Robinson	Finance Director	British

Lonmin is registered as an external company in South Africa under Registration No 1969/000015/10. The address of Lonmin's local office in South Africa is Northdowns, 17 Georgian Crescent (off Sloane Street), Bryanston 2152, Johannesburg where the person authorised to accept service of notice is Peter McElligott.

7. Miscellaneous

As at 8th September, 2004 (the latest practicable date prior to publication of this document) Morgan Stanley together with its affiliates had a beneficial holding of 2,873,710 Shares in aggregate, representing 2.03 per cent. of the existing issued ordinary share capital of Lonmin and a beneficial holding of 8,290,000 Lonmin convertible bonds 3.75 per cent. 30/9/2008 in aggregate, representing 3.84 per cent. of the total number of such bonds.

8. Documents available for inspection

Copies of the documents referred to below will be available for inspection at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ and at the South African offices of Cliffe Dekker, 1 Protea Place, Sandown during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 29th September, 2004.

(a) the memorandum and articles of association of Lonmin;

(b) the audited consolidated financial statements of Lonmin for the financial years ended 30th September, 2002 and 2003;

(c) service contracts and/or letters of appointment (as applicable) for each of the Directors;

(d) the material contracts referred to in paragraph 3 of Part 6 of this document;

(e) the consent letters referred to in paragraph 4 of Part 6 of this document;

(f) the interim unaudited financial statements of Lonmin for the period ended 31st March, 2004; and

(g) this document dated 13th September, 2004 which includes the notice of the Extraordinary General Meeting, and the Form of Proxy.

PART 7

Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

Andisa Inc. — Andisa Incwala Investments (Proprietary) Limited, Registered Number: 2004/017630/07, a private company incorporated under the laws of South Africa

AngloGold — AngloGold Limited, Registered Number: 1944/017354/06, a public company incorporated under the laws of South Africa

AngloGold Ashanti — AngloGold Ashanti Limited (formerly AngloGold)

Ashanti — Ashanti Goldfields Company Limited, Registered Number: FC 018023, a private company incorporated under the laws of England and Wales

Bapo Inc. — Mirror Ball Investments 0019 (Proprietary) Limited, Registered Number: 2004/004561/07, a private company incorporated under the laws of South Africa

Bapo-Lonmin Vendor Loan Agreements — the loan agreement dated 6th September, 2004 between Lonmin and Bapo Inc. in relation to the provision by Lonmin to Bapo Inc., of two loans in the aggregate amount of US$5.4 million for the purpose of assisting Bapo Inc., in purchasing shares in each of WPL and EPL, a summary of which agreement is set out in Part 3 of this document

Business Day — a day (other than a Saturday or a Sunday or public holiday) on which banks are generally open in Johannesburg and London for normal business

Cazenove — Cazenove & Co. Ltd

Certificated Shareholders — Shareholders on the SA Register who hold Certificated Shares

Certificated Shares — Shares which are represented by a Document of Title

Charter — the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (together with the Charter Scorecard), published pursuant to Section 100(2)(a) of the MPRDA under Government Gazette (No. 26661 of 13th August, 2004)

Charter Scorecard — the scorecard for the Charter published under Government Gazette No. 26661 of 13th August, 2004

Completion — completion of all of the transactions comprising the Proposal, in accordance with the Completion Agreement

Completion Agreement — the agreement dated 6th September, 2004 between Lonmin, LSA UK, WPL, EPL, Implats, Gazelle, Impala, Incwala Resources, Incwala Platinum, the HDSA Investors, the Seed Capital Investors, the HDSA Parents, the Preference Shareholders and KWJ relating to the interconditionality of the Transaction Agreements, a summary of which agreement is set out in Part 3 of this document

Completion Date — the date upon which all the conditions precedent to the Proposal (as set out in the Completion Agreement) have been fulfilled (or, as the case may be, waived) in accordance with the provisions of the Completion Agreement

Controlled	in relation to a company means that a person or persons (individually or collectively): (a) control (directly or indirectly) the majority of the voting rights exercisable by members in general meeting of such company; or (b) are entitled (directly or indirectly) to appoint a majority of the board of directors having a majority of the voting rights exercisable at the meetings of the board of directors of such company, including, for the purposes of determining Control of a company by HDSAs, ownership of the majority of its issued ordinary share capital; and in relation to an unincorporated association or trust means that a person or persons (individually or collectively): (a) are the beneficiaries of, or own (directly or indirectly) the right to the majority of the net assets or net income of such unincorporated association or trust; or (b) have the right or ability (directly or indirectly) to exercise or control the exercise of a majority of the votes in a meeting of the executive body or board of trustees of such unincorporated association or trust or, if there is no such executive body, the right or ability to control the decisions of such unincorporated association or trust
Counter-Indemnities	the counter-indemnities dated 6th September, 2004 given by each of Vantage Inc., Dema Inc. and Andisa Inc. to Lonmin in relation to Lonmin's liabilities under the Vendor Financing Indemnity, a summary of which agreements is set out in Part 3 of this document
CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)
CREST member	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)
CREST Regulations	Uncertificated Securities Regulations 2001 (SI No. 2000/1682)
CSDP	a Central Securities Depositary Participant licensed as such by STRATE, acting as custodian for shareholders under STRATE
Dema Inc.	Dema Incwala Investments (Proprietary) Limited, Registered Number: 2004/017641/07, a private company incorporated under the laws of South Africa
Dematerialised Shareholder	a Shareholder on the SA Register who holds Dematerialised Shares
Dematerialised Shares	Shares which have been incorporated into the STRATE system and which are no longer evidenced by physical Documents of Title
Depfin	Depfin Investments (Proprietary) Limited, Registered Number: 1982/006127/07, a wholly-owned subsidiary of Nedbank Limited and a private company incorporated under the laws of South Africa
Directors	the directors of Lonmin
Documents of Title	share certificates, certified transfer deeds, balance receipts or any other physical documents of title acceptable to Lonmin

EPL	Eastern Platinum Limited, Registered Number: 1987/070294/06, a subsidiary of Lonmin and a public company incorporated under the laws of South Africa
Equity Credits	equity credits under the Charter for having achieved HDSA participation in terms of ownership by HDSAs of equity or attributable units of production (ounces) in respect of mining industry assets in compliance with the empowerment requirements applicable from time to time to entities in the mining sector, as contained in the MPRDA
Extraordinary General Meeting	the extraordinary general meeting of Lonmin to be held at 10:00 a.m. on Wednesday 29th September, 2004 at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ (and any adjournment thereof), notice of which is set out at the end of this document
Form of Proxy	the form of proxy accompanying this document for use at the Extraordinary General Meeting
Gazelle	Gazelle Platinum Limited, Registered Number: 1987/005494/06, a wholly-owned subsidiary of Implats and a public company incorporated under the laws of South Africa
HDSA or **Historically Disadvantaged South African**	any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, 1993 (Act No. 200 of 1993) came into operation
HDSA-controlled	a company or entity directly or indirectly Controlled by HDSAs
HDSA Financiers	KWJ and Standard Bank
HDSA Financing Agreements	the preference share subscription agreements dated 6th September, 2004 between (as applicable) Vantage Inc., Dema Inc., Andisa Inc. and (as relevant) KWJ or Standard Bank, relating to the financing of the HDSA Investors
HDSA Investors	Vantage Inc., Dema Inc., Andisa Inc. and Bapo Inc.
HDSA Parents	Andisa Capital Investments (Proprietary) Limited, Andisa Capital (Proprietary) Limited, The Lonplats Bapo Trust, Dema Resources (Proprietary) Limited and Vantage Capital Investments (Proprietary) Limited, the respective holding companies or entities of the HDSA Investors
IDC	Industrial Development Corporation of South Africa Limited, Registered Number: 1940/014201/06, a public company incorporated under the laws of South Africa
IDC Call Option Agreement	the call option agreement dated 6th September, 2004 between the IDC and Lonmin relating to the grant by the IDC of a conditional call option in favour of Lonmin in respect of the ordinary shares held by Bapo Inc. in Incwala Resources, a summary of which agreement is set out in Part 3 of this document
Impala	Impala Platinum Limited, Registered Number: 1952/071942/06, a wholly-owned subsidiary of Implats and a public company incorporated under the laws of South Africa

Impala Vendor Financing Agreements — the loan agreements dated 6th September, 2004 between Impala and each of Vantage Inc., Dema Inc. and Andisa Inc. in relation to the provision by Impala to each of Vantage Inc., Dema Inc. and Andisa Inc. of loans on preferential terms in an aggregate amount of the ZAR Equivalent of US$95.0 million for the purpose of assisting Vantage Inc., Dema Inc. and Andisa Inc. in purchasing shares in each of WPL and EPL, a summary of which agreements is set out in Part 3 of this document

Implats — Impala Platinum Holdings Limited, Registered Number: 1957/001979/06, a public company incorporated under the laws of South Africa

Implats Group — Implats and its subsidiaries and subsidiary undertakings

Incwala Platinum — Incwala Platinum (Proprietary) Limited, Registration Number: 2004/000741/07, a wholly-owned subsidiary of Incwala Resources and a private company incorporated under the laws of South Africa

Incwala Platinum Sale and Purchase Agreement — the sale and purchase agreement dated 6th September, 2004 between LSA UK and Incwala Platinum relating to the sale by LSA UK to Incwala Platinum of 9.0 per cent. of each of WPL and EPL, a summary of which agreement is set out in Part 3 of this document

Incwala Preference Share Subscription Agreement — the subscription agreement dated 6th September, 2004 between Incwala Platinum, Incwala Resources and the Preference Shareholders pursuant to which the Preference Shareholders have agreed to subscribe an aggregate of the ZAR Equivalent of US$125.0 million for preference shares in the capital of Incwala Platinum, a summary of which agreement is set out in Part 3 of this document

Incwala Resources — Incwala Resources (Proprietary) Limited, Registration Number: 2003/015355/07, a private company incorporated under the laws of South Africa

Incwala Resources Option Agreement — the put and call option agreement dated 6th September, 2004 between the Preference Shareholders, Incwala Resources and Lonmin relating to the grant by Incwala Resources of a conditional put option in favour of the Preference Shareholders in respect of the Preference Shares, and the grant by the Preference Shareholders of conditional call options in favour of Incwala Resources and Lonmin in respect of the Preference Shares

Incwala Resources Shareholders' Agreement — the agreement dated 6th September, 2004 between LSA UK, the IDC, the HDSA Investors, the Seed Capital Investors and Incwala Resources relating to Incwala Resources, a summary of which agreement is set out in Part 3 of this document

Incwala Shareholder Loan Agreement — the agreement dated 6th September, 2004 between Incwala Resources and Incwala Platinum relating to the loan of the ZAR Equivalent of US$356.6 million from Incwala Resources to Incwala Platinum for the purpose of assisting Incwala Platinum to purchase from each of LSA UK and the HDSA Investors 9.0 per cent. of each of WPL and EPL, a summary of which agreement is set out in Part 3 of this document

Incwala Subscription Agreement .... the subscription agreement dated 6th September, 2004 between LSA UK and Incwala Resources relating to the subscription by LSA UK for shares in Incwala Resources, a summary of which agreement is set out in Part 3 of this document

Intercreditor Agreements .... the Intercreditor agreements dated 6th September, 2004 between Lonmin, Impala, the LEM Trust, the HDSA Financiers and the HDSA Parents in relation to the ranking of claims and security against the HDSA Investors (except Bapo Inc.) under their respective HDSA Financing Agreements and Vendor Financing Agreements, a summary of which agreements is set out in Part 3 of this document

JIBAR .... Johannesburg Inter-Bank Acceptance Rate

JSE or **JSE Securities Exchange** ..... the JSE Securities Exchange, South Africa or any licensed exchange for the purposes of the South African Stock Exchanges Control Act, No. 1 of 1985, as amended, which may take over the function of the JSE Securities Exchange, South Africa

KWJ .... KWJ Investments (Proprietary) Limited, Registered Number: 1992/005492/07, a wholly-owned subsidiary of Investors Bank Limited and a private company incorporated under the laws of South Africa

LEM Trust .... Lonplats Employee Masakhane Trust, Master's Reference No: IT 7487/2004, a trust established under the trust laws of South Africa solely for the benefit of the Masakhane Provident Fund, further details of which are set out on page 9 in part 2 of this document whose beneficiaries are the employees of WPL and EPL

Listing Rules .... the listing rules made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000

Lonmin .... Lonmin Public Limited Company, Registered Number: 103002, a public company incorporated under the laws of England and Wales

Lonmin Group or the **Group** .... Lonmin and its subsidiaries and subsidiary undertakings

Lonmin Options Agreements .... the put and call option agreements dated 6th September, 2004 between Lonmin and Standard Bank and Lonmin and KWJ under which Lonmin grants put options to each of Standard Bank and KWJ and each of Standard Bank and KWJ grant call options to Lonmin, in all cases over certain preference shares in Vantage Inc., Dema Inc. and Andisa Inc., a summary of which agreements is set out in Part 3 of this document

Lonmin Vendor Financing Agreements .... the loan agreements dated 6th September, 2004 between Lonmin and each of Vantage Inc., Dema Inc. and Andisa Inc. in relation to the provision by Lonmin to each of Vantage Inc., Dema Inc. and Andisa Inc. of preferential loans in an aggregate amount of US$23.4 million for the purpose of assisting Vantage Inc., Dema Inc. and Andisa Inc. in purchasing shares in WPL and EPL, a summary of which agreements is set out in Part 3 of this document

Lonplats .... each of EPL and WPL taken together

Lonplats Call Option Agreement .... the conditional call option agreement between Lonmin and the Preference Shareholders pursuant to which Lonmin is granted the conditional right to acquire all of the Shares held by Incwala Platinum in each of WPL and EPL from the Preference Shareholders

Lonplats Shareholders' Agreement	the shareholders' agreement dated 6th September, 2004 between LSA UK, Incwala Platinum, WPL and EPL relating to each of WPL and EPL, a summary of which is set out in Part 3 of this document
LSA UK	LSA (UK) Limited, Registered Number: 22290, a wholly-owned subsidiary of Lonmin and a private company incorporated in England and Wales
LSA UK Sale and Purchase Agreement	the sale and purchase agreement dated 6th September, 2004 between Lonmin, LSA UK, WPL, EPL, Implats, Gazelle and Impala relating to the sale by Gazelle to LSA UK of an 18.1 per cent. shareholding in each of WPL and EPL, a summary of which is set out in Part 3 of this document
Mandatorily Exchangeable Notes	US$46.6 million of Mandatorily Exchangeable Notes issued to Lonmin in June, 2002 by a subsidiary of, and guaranteed by, Ashanti
Mining and Empowerment Legislation	the MPRDA, the Charter, the Charter Scorecard, the South African Mining Titles Registration Act, No. 16 of 1967 and (as re-enacted, amended, extended or applied from time to time) relating to broad-based socio-economic empowerment in the mining industry or related industries with which LSA UK, Impala, Incwala Resources and/or Incwala Platinum are required to comply
Mining Titles Registration Act	the South African Mining Titles Registration Act 1967, No. 16 of 1967 as amended by the Mining Titles Registration Amendment Act 2003, No. 23 of 2003
Morgan Stanley	Morgan Stanley & Co. Limited
MPRDA	the South African Mineral and Petroleum Resources Development Act 2002, No. 28 of 2002
Own Name Dematerialised Shareholder	a Dematerialised Shareholder whose Shares are held by its CSDP in an account in that Shareholder's own name
PGMs	platinum group metals: platinum, palladium, rhodium, ruthenium and iridium
Preference Shares	8,000 preference shares of ZAR1 each in the capital of Incwala Platinum to be issued to the Preference Shareholders pursuant to the Incwala Preference Share Subscription Agreement
Preference Shareholders	Depfin, Standard Bank, Standard Chartered Bank and United
Principals' Agreement	the shareholders' agreement dated 15th January, 1990 between Lonmin, Implats and others relating to WPL and EPL, as amended from time to time
Proposal	the series of linked transactions whereby Implats, through its wholly-owned subsidiary Gazelle, agrees to dispose of its entire 27.1 per cent. shareholding in each of WPL and EPL to LSA UK and Incwala Platinum, the subscription by LSA UK, the IDC, the HDSA Investors and the Seed Capital Investors for shares in Incwala Resources and all related transactions including but not limited to the Related Party Transactions and the associated financing arrangements in relation to Incwala Resources, Incwala Platinum, the HDSA Investors and the Seed Capital Investors

Related Party Transactions — the purchase by LSA UK from Gazelle of 18.1 per cent. of each of WPL and EPL, the provision by Lonmin to the HDSA Investors of the loans pursuant to the Lonmin Vendor Financing Agreements, the provision by Lonmin to Impala of the Vendor Financing Indemnity and the entering into by Lonmin of the Intercreditor Agreements and the Relationship Agreements

Relationship Agreements — the five relationship agreements dated 6th September, 2004 between Lonmin, Implats, and (as applicable) the relevant HDSA Investors, the LEM Trust, the relevant HDSA Parents, Incwala Resources and Incwala Platinum relating to the matters agreed between them regulating the commitment of the relevant HDSA Investors, the relevant HDSA Parents, Incwala Resources and Incwala Platinum to maintain the necessary black economic empowerment profile to qualify as an HDSA-controlled company or entity, a summary of which agreements is set out in Part 3 of this document

Resolution — the resolution to be proposed at the Extraordinary General Meeting as set out in the notice of Extraordinary General Meeting at the end of this document

SA or **South Africa** — the Republic of South Africa

SA Register — Lonmin's South African branch register of members

SA Registrars — Computershare Investor Services 2004 (Pty) Ltd, P.O. Box 61051, Marshalltown 2107, South Africa

SAWIMIH — South African Women in Mining Investment Holdings Trust, Master's Reference No: IT/7558/2004, a trust, established under the laws of South Africa solely for the benefit of South African Women in Mining Investment Holdings (Proprietary) Limited Registered No: 2003/025168/07, a private company incorporated under the laws of South Africa

Security Agreements — the security agreements dated 6th September, 2004 between Lonmin and (as applicable) the relevant HDSA Investor, the relevant HDSA Parent and the LEM Trust, summaries of which agreements are set out in paragraphs 5 and 6 of Part 3 of this document

Seed Capital Investors — SAWIMIH and the LEM Trust

Seed Capital Loan Agreements — the loan agreements dated 6th September, 2004 between each of the Seed Capital Investors and Lonmin relating to the provision of loans by Lonmin to the Seed Capital Investors in an aggregate amount of the ZAR Equivalent of US$5.0 million to enable the Seed Capital Investors to subscribe for shares in Incwala Resources

Shareholder — a holder of Shares

Shares — ordinary shares of US$1 each in Lonmin

Standard Bank — The Standard Bank of South Africa Limited, Registered Number: 1962/000738/06, a public company incorporated under the laws of South Africa

Standard Chartered Bank — Standard Chartered Bank Johannesburg Branch, Registered Number: 2003/020177/10, incorporated in England and Wales with limited liability by Royal Charter 1853 and registered as an external company under the laws of South Africa

STRATE	a clearing and settlement system for share transactions in South Africa to be settled and the transfer of ownership to be recorded electronically, operated by STRATE Limited, Registered Number: 1998/022242/07, a company incorporated under the laws of South Africa
Transaction Agreements	the Completion Agreement, the LSA UK Sale and Purchase Agreement, the Incwala Platinum Sale and Purchase Agreement, the LSA UK Subscription Agreement, the Incwala Resources Shareholders' Agreement, the Lonplats Shareholders' Agreement, the Lonmin Vendor Financing Agreements, the Bapo-Lonmin Vendor Loan Agreement, the IDC Call Option Agreement, the Impala Vendor Financing Agreement, the Vendor Financing Indemnity, the Lonmin Option Agreements, the Counter-Indemnities, the Security Agreements, the Intercreditor Agreements, the Seed Capital Loan Agreements, the Incwala Shareholder Loan Agreement, the Incwala Preference Share Subscription Agreement, the Incwala Resources Option Agreement, the Lonplats Call Option Agreement, the Relationship Agreements and the IDC Agreement, a summary of each of which is set out in Part 3 of this document, together with each of the other related documents listed in annexure A to the Completion Agreement
UK or **United Kingdom**	the United Kingdom of Great Britain and Northern Ireland
UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its function in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000
UK Register	Lonmin's UK register of members
UK Registrars	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BN
United	United Towers (Proprietary) Limited, Registered Number: 1986/015550/07, a wholly-owned subsidiary of Absa Bank Limited and a public company incorporated under the laws of South Africa
US$ or **dollar**	the lawful currency for the time being of the United States of America
Vantage Inc.	Vantage Capital Incwala Investments (Proprietary) Ltd, Registered Number: 2004/017755/07, a private company incorporated under the laws of South Africa
Vendor Financing Agreements	the Lonmin Vendor Financing Agreements, the Bapo-Lonmin Vendor Loan Agreement and the Impala Vendor Financing Agreements
Vendor Financing Indemnity	the indemnity agreement dated 6th September, 2004 between Lonmin and Impala under which Lonmin agrees to indemnify Impala for certain amounts owing under the Impala Vendor Financing Agreements subject to a maximum aggregate liability for Lonmin of the ZAR Equivalent of US$95.0 million a summary of which agreement is set out in Part 3 of this document
WPL	Western Platinum Limited, Registered Number: 1963/003589/06, a subsidiary of Lonmin and a public company incorporated under the laws of South Africa

ZAR or **R** . . . . the lawful currency for the time being of South Africa

ZAR Equivalent .... means the ZAR equivalent amount of a US$ amount, calculated at the ZAR:US$ (ZAR per US$) exchange rate obtained by calculating the average of the ZAR:US$ (ZAR per US$) spot exchange offer-rates quoted by The Standard Bank of South Africa Limited (being the rate in ZAR at which such bank will sell US$ for immediate delivery) at 11:00 a.m. on each of the five Business Days immediately before the Completion Date

NOTICE OF EXTRAORDINARY GENERAL MEETING

Lonmin Plc

(Incorporated in England, registered number 103002)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lonmin Plc (**Lonmin**) will be held at 10:00 a.m. on Wednesday 29th September, 2004 at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ (the **Meeting**) for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the proposed transaction (the **Transaction**) as described in the circular to shareholders dated 13th September, 2004 (the **Circular**) and including, in particular, the following:

(i) the purchase by LSA (UK) Limited, a subsidiary of Lonmin, from Gazelle Platinum Limited, a wholly-owned subsidiary of Impala Platinum Holdings Limited, of 4,889,924 ordinary shares of ZAR1 each in the capital of Western Platinum Limited and 99,610 ordinary shares of ZAR1 each in the capital of Eastern Platinum Limited for, in aggregate, US$522.7 million on the terms and subject to the conditions of a conditional sale and purchase agreement dated 6th September, 2004 between Lonmin, LSA (UK) Limited, Western Platinum Limited, Eastern Platinum Limited, Impala Platinum Holdings Limited, Gazelle Platinum Limited and Impala Platinum Limited;

(ii) the provision by Lonmin to Vantage Capital Incwala Investments (Proprietary) Limited (**Vantage Inc.**), Dema Incwala Investments (Proprietary) Limited (**Dema Inc.**) and Andisa Incwala Investments (Proprietary) Limited (**Andisa Inc.**) of loans in an aggregate amount of the ZAR equivalent of US$23.4 million on the terms and subject to the conditions of conditional loan agreements dated 6th September, 2004 between Lonmin and each of Vantage Inc., Dema Inc. and Andisa Inc. for the purpose of assisting each of Vantage Inc., Dema Inc. and Andisa Inc., respectively, to acquire shares initially in the capital of Western Platinum Limited and Eastern Platinum Limited, and subsequently in the capital of Incwala Resources (Proprietary) Limited;

(iii) the provision by Lonmin to Impala Platinum Limited of an indemnity dated 6th September, 2004 in an aggregate maximum amount of the ZAR equivalent of US$95.0 million in respect of the obligations of Vantage Inc., Dema Inc. and Andisa Inc. to Impala Platinum Limited under loan agreements dated 6th September, 2004 between Impala Platinum Limited and each of Vantage Inc., Dema Inc. and Andisa Inc. for the purpose of assisting each of Vantage Inc., Dema Inc. and Andisa Inc., respectively, to acquire shares initially in the capital of Western Platinum Limited and Eastern Platinum Limited, and subsequently in the capital of Incwala Resources (Proprietary) Limited;

(iv) Lonmin entering into three intercreditor agreements dated 6th September, 2004 with each of the relevant HDSA Parents (as defined in the Circular) and Impala Platinum Holdings Limited, Impala Platinum Limited and the Lonplats Employee Masakhane Trust (the **LEM Trust**) regulating the order in which the creditors of Vantage Inc., Dema Inc. and Andisa Inc. will be paid if one or more of Vantage Inc., Dema Inc. or Andisa Inc. (as the case may be) default(s) in relation to its respective funding obligations; and

(v) Lonmin entering into five relationship agreements dated 6th September, 2004 with Impala Platinum Holdings Limited and, as applicable, Vantage Inc., Dema Inc., Andisa Inc., Mirror Ball Investments 0019 (Proprietary) Limited (**Bapo Inc.**), the LEM Trust and Incwala Resources (Proprietary) Limited, regulating the commitment of Vantage Inc., Dema Inc., Andisa Inc. and Bapo Inc. (as well as their respective HDSA Parents), Incwala Resources (Proprietary) Limited and Incwala Platinum (Proprietary) Limited to maintain the necessary black economic empowerment profile to qualify as an HDSA-controlled company or entity (as defined in the Circular),

be and is hereby approved and the directors of Lonmin or a duly authorised committee thereof be and are hereby authorised to conclude and implement the Transaction including such agreements and (provided that such amendments, variations or waivers are not of a material nature) to agree such amendments and variations to and waivers of any of the terms and conditions of such agreements as may be necessary or desirable in connection with or relating to the implementation of the Transaction.

By order of the Board

Rob Bellhouse
Secretary
13th September, 2004

Registered Office:
4 Grosvenor Place
London SW1X 7YL

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NOTICE OF EXTRAORDINARY GENERAL MEETING

Lonmin Plc

(Incorporated in England, registered number 103002)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lonmin Plc (**Lonmin**) will be held at 10:00 a.m. on Wednesday 29th September, 2004 at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ (the **Meeting**) for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the proposed transaction (the **Transaction**) as described in the circular to shareholders dated 13th September, 2004 (the **Circular**) and including, in particular, the following:

(i) the purchase by LSA (UK) Limited, a subsidiary of Lonmin, from Gazelle Platinum Limited, a wholly-owned subsidiary of Impala Platinum Holdings Limited, of 4,889,924 ordinary shares of ZAR1 each in the capital of Western Platinum Limited and 99,610 ordinary shares of ZAR1 each in the capital of Eastern Platinum Limited for, in aggregate, US$522.7 million on the terms and subject to the conditions of a conditional sale and purchase agreement dated 6th September, 2004 between Lonmin, LSA (UK) Limited, Western Platinum Limited, Eastern Platinum Limited, Impala Platinum Holdings Limited, Gazelle Platinum Limited and Impala Platinum Limited;

(ii) the provision by Lonmin to Vantage Capital Incwala Investments (Proprietary) Limited (**Vantage Inc.**), Dema Incwala Investments (Proprietary) Limited (**Dema Inc.**) and Andisa Incwala Investments (Proprietary) Limited (**Andisa Inc.**) of loans in an aggregate amount of the ZAR equivalent of US$23.4 million on the terms and subject to the conditions of conditional loan agreements dated 6th September, 2004 between Lonmin and each of Vantage Inc., Dema Inc. and Andisa Inc. for the purpose of assisting each of Vantage Inc., Dema Inc. and Andisa Inc., respectively, to acquire shares initially in the capital of Western Platinum Limited and Eastern Platinum Limited, and subsequently in the capital of Incwala Resources (Proprietary) Limited;

(iii) the provision by Lonmin to Impala Platinum Limited of an indemnity dated 6th September, 2004 in an aggregate maximum amount of the ZAR equivalent of US$95.0 million in respect of the obligations of Vantage Inc., Dema Inc. and Andisa Inc. to Impala Platinum Limited under loan agreements dated 6th September, 2004 between Impala Platinum Limited and each of Vantage Inc., Dema Inc. and Andisa Inc. for the purpose of assisting each of Vantage Inc., Dema Inc. and Andisa Inc., respectively, to acquire shares initially in the capital of Western Platinum Limited and Eastern Platinum Limited, and subsequently in the capital of Incwala Resources (Proprietary) Limited;

(iv) Lonmin entering into three intercreditor agreements dated 6th September, 2004 with each of the relevant HDSA Parents (as defined in the Circular) and Impala Platinum Holdings Limited, Impala Platinum Limited and the Lonplats Employee Masakhane Trust (the **LEM Trust**) regulating the order in which the creditors of Vantage Inc., Dema Inc. and Andisa Inc. will be paid if one or more of Vantage Inc., Dema Inc. or Andisa Inc. (as the case may be) default(s) in relation to its respective funding obligations; and

(v) Lonmin entering into five relationship agreements dated 6th September, 2004 with Impala Platinum Holdings Limited and, as applicable, Vantage Inc., Dema Inc., Andisa Inc., Mirror Ball Investments 0019 (Proprietary) Limited (**Bapo Inc.**), the LEM Trust and Incwala Resources (Proprietary) Limited, regulating the commitment of Vantage Inc., Dema Inc., Andisa Inc. and Bapo Inc. (as well as their respective HDSA Parents), Incwala Resources (Proprietary) Limited and Incwala Platinum (Proprietary) Limited to maintain the necessary black economic empowerment profile to qualify as an HDSA-controlled company or entity (as defined in the Circular),

be and is hereby approved and the directors of Lonmin or a duly authorised committee thereof be and are hereby authorised to conclude and implement the Transaction including such agreements and (provided that such amendments, variations or waivers are not of a material nature) to agree such amendments and variations to and waivers of any of the terms and conditions of such agreements as may be necessary or desirable in connection with or relating to the implementation of the Transaction.

By order of the Board

Rob Bellhouse
Secretary
13th September, 2004

Registered Office:
4 Grosvenor Place
London SW1X 7YL

Notes:

1. Only the registered holders of fully paid ordinary shares and holders of dematerialised ordinary shares registered in their own names, or their respective proxies, are entitled to attend and vote at the Meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by Lonmin of the number of votes that may be cast), such holders must be registered on Lonmin's UK register of members (the **UK Register**) by 6:00 p.m. (London time) on Monday 27th September, 2004 or on Lonmin's South African Branch of register of members (the **SA Register**) by 6:00 p.m. (Johannesburg time) on Monday 27th September, 2004, or, in the event of any adjournment of the Meeting, by 6:00 p.m. (London time) or 6:00 p.m. (Johannesburg time) on the day two days prior to the date fixed for the adjourned meeting or by the time specified in any written notice given by Lonmin of the adjourned Meeting. Changes to entries on the UK Register or the SA Register after these times shall be disregarded in determining the rights of any person to attend and/or vote at the Meeting.

2. Any shareholder of Lonmin entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of Lonmin. A form of proxy (the **Form of Proxy**) accompanies this notice and, to be valid, the Form of Proxy should be completed in accordance with its instructions, signed and returned as follows:

   Shareholders on the UK Register

   The Form of Proxy should be sent, either electronically or by post to Lonmin's UK Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6BN, United Kingdom as soon as possible but in any event so as to be received no later than 10:00 a.m. (London time) on Monday 27th September, 2004.

   CREST members

   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a **CREST Proxy Instruction**) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by 10:00 a.m. (London time) on Monday 27th September, 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

   Certificated Shareholders and Own Name Dematerialised Shareholders on the SA Register

   The Form of Proxy should be sent by post to Lonmin's SA Registrars, Computershare Investor Services 2004 (Pty) Ltd at P.O. Box 61051, Marshalltown 2107, South Africa as soon as possible but in any event so as to be received no later than 11:00 a.m. (Johannesburg time) on Monday 27th September, 2004.

Other Dematerialised Shareholders on the SA Register

Dematerialised Shareholders who are not Own Name Dematerialised Shareholders on the SA Register must **not** complete or return the Form of Proxy but should instead contact their CSDP or broker and furnish it with instructions as to how they wish their vote to be cast at the Meeting and, thereafter to cast their vote in accordance with such instructions. Unless such Dematerialised Shareholder provides its CSDP or broker with different voting instructions, the CSDP or broker will be obliged to vote in accordance with the mandate contained in the custody agreement concluded between such Dematerialised Shareholder and its CSDP or broker. Voting instructions must reach the CSDP or broker in sufficient time to allow the CSDP or broker to advise the SA Registrars of this instruction. It is recommended that any such Dematerialised Shareholders contact their CSDP or broker to ascertain its deadline for receiving voting instructions. If any such Dematerialised Shareholders wish to attend the Extraordinary General Meeting in person, they must request a letter of representation from their CSDP or broker.

Electronic voting

3. Shareholders on the UK Register may, if they wish, register the appointment of a proxy electronically by logging on to the Lloyds TSB Registrars website, *www.sharevote.co.uk.* Shareholders will need their Reference Number, Card ID and Account Number printed on the face of the accompanying Form of Proxy. Full details of the procedure are given on the website. Alternatively, Shareholders who have registered for a Shareview portfolio with Lloyds TSB Registrars may log on to their portfolio at *www.shareview.co.uk* and click on "Company Meetings". Lonmin cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachment from Lonmin and the directors of Lonmin recommend that Shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by Lonmin and/or by Lloyds TSB Registrars on behalf of Lonmin, including the lodgement of any electronic proxy form, that is found to contain a computer virus will not be accepted.

   South African legislation does not yet permit the electronic registration of proxy appointments.

4. Shareholders who have completed a Form of Proxy may still attend the Meeting and vote in person, should they so wish.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, Lonmin specifies that only those Shareholders registered on the UK Register by 6:00 p.m. (London time) on Monday 27th September, 2004, or in the event of any adjournment of the Meeting, by 6:00 p.m. (London time) on the day which is two days prior to the date fixed for the adjourned Meeting or by the time specified in any written notice given by Lonmin of the adjourned Meeting will be entitled to attend and vote at the Meeting. Changes to entries on the UK Register after this time shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

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Figure 1: Ownership structure of WPL and EPL before Completion



Lonmin
Implats
100%
100%
LSA UK
Gazelle
72.9%
72.9%
27.1%
27.1%
WPL
EPL

Figure 2: Ownership structure of WPL and EPL immediately after Completion



Lonmin
100%
LSA UK
IDC
Vantage Inc.*
Dema Inc.*
Andisa Inc.*
Bapo Inc.
Seed Capital Investors
23.56%
23.56%
16.22%
16.22%
16.22%
2.85%
1.37%
Incwala Resources
100%
Incwala Platinum
82%
82%
18%
18%
WPL
EPL

Footnote:

* 25 per cent. held by the LEM Trust and 75 per cent. held by various HDSA-controlled companies or entities.

PLEASE REFER TO FIGURES 1 AND 2 OVERLEAF SHOWING THE OWNERSHIP STRUCTURE OF WPL AND EPL BEFORE, AND IMMEDIATELY AFTER, COMPLETION